

April 5, 2019

To our fellow stockholders:

Primerica achieved many successes during fiscal 2018. Our Board of Directors continues to work to create stockholder value and achieve success through effective business strategies, performance-aligned compensation programs and thoughtful risk management. We remain committed to serving middle-income households throughout the United States and Canada and have created a culture that aligns the needs of our clients, the sales force and our employees. This letter highlights a few of our company's accomplishments, and we strongly encourage you to review the entire Proxy Statement for a more comprehensive discussion of last year's achievements.

Financial Accomplishments

We are proud of the results that we delivered in fiscal 2018, including:

- Growth of 32.8% in diluted adjusted operating income per share compared with fiscal 2017;
- Adjusted net operating income return on adjusted stockholders' equity (ROAE) of 22.8%;
- Return to stockholders in the form of nearly $210 million in share repurchases; and
- Increase in annual stockholder dividends to $1.00 per share.

In addition, our total stockholder return, including dividends, for fiscal 2018 and the five-year period of fiscal 2014 through fiscal 2018 was -2.9% and 140.6%, respectively. Although total stockholder return for fiscal 2018 was negative due to market declines in December 2018, it exceeded that of both the S&P 500 Insurance Index and the S&P MidCap 400.

Distribution Results

Our investments business achieved new records in fiscal 2018 while our life insurance business saw slight declines, especially during the latter half of the year:

- Life-licensed sales representatives increased 4% to 130,736 at December 31, 2018 compared with 126,121 at December 31, 2017;
- Recruiting of new representatives decreased 4% to 290,886 compared with 303,867 in fiscal 2017;
- New life insurance licenses decreased 1% to 48,041 compared with 48,535 in fiscal 2017;
- Issued term life insurance policies decreased 4% to 301,589 compared with 312,799 in fiscal 2017, with over $95 billion of face amount issued in fiscal 2018;
- Term life insurance claims paid to policy beneficiaries was $1.4 billion;
- Value of client assets at December 31, 2018 was $57.7 billion;

- Investment and Savings product sales increased 14% to $7.0 billion compared with $6.2 billion in fiscal 2017; and
- The number of mutual fund-licensed sales representatives increased to 25,370 at December 31, 2018.

Continued Alignment of Compensation and Performance

Our compensation philosophy includes a strong commitment to provide compensation programs that link executive pay to company performance. The Compensation Committee of our Board of Directors continues to spend significant time reviewing our executive compensation program with independent experts as part of our ongoing effort to appropriately align compensation with performance. As part of this effort, the Compensation Committee is focused on ensuring that our key executives are incentivized to execute on the strategic priorities of our company. Please read a message from the Compensation Committee beginning on page 36.

Leading Corporate Governance Practices

Complementing our financial and distribution performance is our company's commitment to corporate governance, including:

- Proxy access;
- Majority voting for directors in uncontested elections;
- Annual election of directors;
- Diversity among our directors;
- An independent Lead Director complemented by a non-executive Chairman of the Board;
- A Corporate Responsibility Report that highlights our approach to the types of environmental, social and governance (ESG) topics in which public investors are expressing increased interest; and
- Annual outreach to stockholders that own in the aggregate more than 75% of our outstanding common stock and disclosure of the actions taken as a result of those conversations.

We strongly encourage all of our stockholders to convey their views and vote promptly. We look forward to seeing you at the Annual Meeting. If you cannot attend in person, then you may listen to a live webcast of the Annual Meeting at our investor relations website, *http://investors.primerica.com*. On behalf of our management and directors, we want to thank you for your continued support of, and confidence in, our company.

Sincerely,



D. RICHARD WILLIAMS
Non-Executive Chairman of the Board

GLENN J. WILLIAMS
Chief Executive Officer

Notice of 2019 Annual Meeting of Stockholders

Date and Time
May 16, 2019, at 10:00 a.m., local time

Place
The Primerica Theater located in Primerica's home office, One Primerica Parkway, Duluth, Georgia 30099

Items of Business
- To elect the ten directors nominated by our Board of Directors and named in the accompanying Proxy Statement (Proposal 1);
- To consider an advisory vote on executive compensation (Proposal 2);
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2019 (Proposal 3); and
- To transact such other business as may properly come before the Annual Meeting and any adjournments thereof.

Record Date
March 20, 2019. Only stockholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting.

Proxy Voting
Please vote your shares at your earliest convenience. This will ensure the presence of a quorum at the Annual Meeting. Promptly voting your shares will save the expense and burden of additional solicitation.

E-Proxy Process
We are taking advantage of the Securities and Exchange Commission rules allowing companies to furnish proxy materials to stockholders over the Internet. We believe that this "e-proxy" process expedites your receipt of proxy materials, while also lowering the costs and reducing the environmental impact of the Annual Meeting.

On or about April 5, 2019, we will mail a Notice of Internet Availability of Proxy Materials to holders of our common stock as of March 20, 2019, other than those holders who previously requested electronic or paper delivery of communications from us. Please refer to the Notice of Internet Availability of Proxy Materials, proxy materials e-mail or proxy card you received for information on how to vote your shares and to ensure that your shares will be represented and voted at the Annual Meeting even if you cannot attend in person.

Live Meeting Webcast
If you cannot attend in person, then you may listen to a live webcast of the Annual Meeting at our investor relations website, *http://investors.primerica.com*

Important Notice Regarding the Availability of Proxy Materials for the 2019 Annual Meeting of Stockholders to be Held on May 16, 2019. The Proxy Statement and the 2018 Annual Report to Stockholders are available free of charge at *www.proxyvote.com*.

By Order of Our Board of Directors,



STACEY K. GEER
Chief Governance Officer and Corporate Secretary
Duluth, Georgia
April 5, 2019

TABLE OF CONTENTS

On or about April 5, 2019, we will mail a Notice of Internet Availability of Proxy Materials to holders of our common stock as of the record date, other than those holders who previously requested electronic or paper delivery of communications from us.

PROXY SUMMARY

This summary highlights selected information contained in this Proxy Statement, but it does not contain all of the information you should consider. We urge you to read the entire Proxy Statement before you vote. You may also wish to review Primerica's Annual Report on Form 10-K (the "2018 Annual Report") for the fiscal year ended December 31, 2018 ("fiscal 2018").

Meeting Agenda and Voting Recommendations

See "Matters To Be Voted On" beginning on page 6 for more information.

Proposal	Vote Recommendation
1. Election of directors	"FOR" each director nominee
2. Advisory vote on executive compensation ("Say-on-Pay")	"FOR"
3. Ratification of independent registered public accounting firm	"FOR"

Annual Meeting of Stockholders

You are entitled to vote at the annual meeting of stockholders (the "Annual Meeting") if you were a holder of record of our common stock at the close of business on March 20, 2019. Please see page 85 for instructions on how to vote your shares and other important information.

Corporate Strategy

Primerica, Inc. (the "Company" or "Primerica") is a leading provider of financial products to middle-income households in the United States and Canada with 130,736 licensed sales representatives at December 31, 2018. We assist our clients in meeting their needs for term life insurance, which we underwrite, and mutual funds, annuities, managed investments and other financial products, which we distribute primarily on behalf of third parties. We insured approximately five million lives and had over two million client investment accounts at December 31, 2018. Our distribution model uniquely positions us to reach underserved middle-income consumers in a cost-effective manner and has proven itself in both favorable and challenging economic environments.

Our mission is to serve middle-income families by helping them make informed financial decisions and providing them with a strategy and means to gain financial independence. We believe there is significant opportunity to meet the increasing array of financial services needs of our clients. We intend to leverage the sales force to provide additional products and services that meet such client needs, which will drive long-term value for all of our stakeholders. Our strategy is organized across four primary areas:

- Maximizing sales force growth, leadership and productivity;

- Broadening and strengthening our protection product portfolio;

- Providing offerings that enhance our Investment and Savings Products ("ISP") business; and

- Developing digital capabilities to deepen our client relationships.

Corporate Performance

The bar graphs below depict our performance over the past five fiscal years for the four metrics that we use to measure corporate performance under our incentive compensation program. These metrics do not reflect financial results prepared in accordance with United States generally accepted accounting principles ("GAAP"). See "Reconciliation of GAAP and Non-GAAP Financial Measures" in Exhibit A to this Proxy Statement for a reconciliation to 2018 GAAP results. Reconciliations for earlier years are available through the Financials section of our investor relations website at *http://investors.primerica.com*.









Corporate Governance Highlights

See "Governance" beginning on page 9 for more information.

Our Board of Directors (the "Board" or our "Board of Directors") consists of eleven members. With the retirement of Mr. Mark Mason at the Annual Meeting, the size of the Board will remain unchanged but there will be a vacancy that the Board is seeking to fill. We are pleased that our Board reflects the diversity of the communities that we serve, with female directors comprising 30% of our director nominees and directors with racial or ethnic diversity comprising 20% of our director nominees.

In fiscal 2018, the Board of Directors approved a new Equal Employment Opportunity and Anti-Harassment Policy. This new policy documents certain aspects of the Company's Code of Conduct and employee handbook, and includes information about complaint and investigation procedures relating to alleged discrimination incidents.

The highlights of our corporate governance program are set forth below:

Board Structure

- 63.6% of the Board Members are Independent
- Independent Lead Director of the Board
- Separate Non-Executive Chairman of the Board and Chief Executive Officer roles
- Independent Audit, Compensation and Corporate Governance Committees of the Board
- Regular Executive Sessions of Independent Directors
- Annual Board and Committee Self-Assessments
- Periodic Director Peer Reviews
- Significant Number of Directors that Demonstrate Gender, Racial and Ethnic Diversity
- Limit on the Number of Boards on Which our Directors Serve

Stockholder Rights

- Proxy Access
- Annual Election of Directors
- Regular Director Refreshment
- Majority Voting for Directors in Uncontested Elections
- No Poison Pill in Effect
- Annual Stockholder Engagement to Discuss Corporate Governance, Executive Compensation and Environmental, Social and Governance ("ESG") Matters
- Multiple Avenues for Stockholders to Communicate with the Board

Other Highlights

- Stock Ownership Guidelines for Directors and Senior Executives
- Pay for Performance Philosophy
- Broad Clawback Provisions in the Company's Second Amended and Restated Primerica, Inc. 2010 Omnibus Incentive Plan
- Policies Prohibiting Hedging, Pledging and Short Sales
- No Tax Gross-Ups
- Strong Ethics Program
- Publication of an Annual Corporate Responsibility Report

Executive Compensation Highlights

See "Executive Compensation" beginning on page 36 for more information.

The Compensation Committee (the "Compensation Committee") of our Board of Directors has structured our executive compensation program to pay for performance and, over the long term, to provide compensation to our executive officers that is market competitive. Further, a meaningful percentage of compensation is tied to the achievement of challenging corporate performance objectives. Set forth below is a brief description of our executive compensation program for fiscal 2018.

- Components include base salary, annual cash incentive awards and long-term equity awards.

- The Compensation Committee set cash award targets for each of the four members of our executive team (the "Executive Team") at the beginning of 2018.

  – Cash incentive awards are based on the Company's achievement of pre-determined performance goals related to operating revenues, net operating income, adjusted net operating income return on adjusted stockholders' equity ("ROAE") and size of life-licensed sales force at year end and can be increased or decreased by the Compensation Committee by up to 20% for personal performance.

  – The corporate performance award was equal to 105.9% of the target award.

  – The Compensation Committee elected not to make any personal performance adjustments.

- The grant values of long-term equity awards granted to our Executive Team members in February 2019 were fixed at the beginning of fiscal 2018.

  – Equity award value is split equally between time-based restricted stock units ("RSUs") and performance stock units ("PSUs").

  – The RSUs vest in equal installments over three years.

  – The PSUs will be earned based on the Company's ROAE over a three-year performance period of 2019 through 2021, and the executives will receive between 0% and 150% of the awarded shares in March 2022.

- Each of our Executive Team members has an employment agreement that provides for severance payments upon a termination of employment without cause or a resignation for good reason.

Although the Company provides only limited perquisites, during fiscal 2018 the Compensation Committee adopted an Executive and Director Perquisites Policy. The new policy provides that all perquisites paid to directors and senior executives must be approved by the Compensation Committee and it lists certain categories of perquisites that have been pre-approved.

The table below highlights the fiscal 2018 compensation for our Chief Executive Officer (also referred to as our "CEO") and, on average, for the other named executive officers as disclosed in the summary compensation table on page 61.

Summary Compensation Table Elements

	Salary	Equity Awards	Short-Term Cash Bonus	Other Compensation	Total
CEO					
Compensation	$750,000	$2,749,841	$1,588,500	$53,848	$5,145,317
% of Total	15%	53%	24%	1%	100%
Average NEO					
Compensation	$506,272	$ 951,254	$ 590,262	$36,509	$2,085,261
% of Total	24%	46%	28%	2%	100%

MATTERS TO BE VOTED ON

Proposal 1:

Election of Directors

- **What am I voting on?** The Board is asking our stockholders to elect each of the ten director nominees named in this Proxy Statement to hold office until the annual meeting of stockholders in 2020 (the "2020 Annual Meeting) and until his or her successor is elected and qualified.

- **Voting Recommendation:** "FOR" the election of the ten director nominees.

- **Vote Required:** A director will be elected if the number of shares voted "FOR" that director exceeds the number of votes "AGAINST" that director.

See "Board of Directors" beginning on page 19 for more information.

We ask that our stockholders elect the ten director nominees named below to our Board of Directors to serve a one-year term commencing at the Annual Meeting. Our Board of Directors has adopted majority voting for directors in

uncontested elections. As a result, each director will be elected by a majority of the votes cast, meaning that each director nominee must receive a greater number of shares voted "FOR" such director than the shares voted "AGAINST" such director. If an incumbent director does not receive a greater number of shares voted "FOR" such director than shares voted "AGAINST" such director, then such director must tender his or her resignation to the Board. In that situation, the Corporate Governance Committee of our Board (the "Corporate Governance Committee") would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. Within 90 days from the date the election results are certified, the Board will act on the Corporate Governance Committee's recommendation and will publicly disclose its decision and rationale behind it. In a contested election – a circumstance we do not anticipate at the Annual Meeting – director nominees are elected by a plurality vote. Any shares that are not voted (whether by abstention or otherwise) will have no impact on the outcome of the vote. The following table provides summary information about each director nominee, all of whom currently serve on our Board.

Name	Age	Occupation	Independent	Date Joined Our Board
John A. Addison, Jr.	61	CEO, Addison Leadership Group and Former Co-Chief Executive Officer, Primerica	No	October 2009
Joel M. Babbit	65	Co-Founder and Chief Executive Officer, Narrative Content Group, LLC	Yes	August 2011
P. George Benson	72	Former President, The College of Charleston	Yes	April 2010
C. Saxby Chambliss	75[1]	Partner, DLA Piper	No	June 2017
Gary L. Crittenden	65	Private Investor	Yes	July 2013
Cynthia N. Day	53	President and Chief Executive Officer, Citizens Bancshares Corporation	Yes	January 2014
Beatriz R. Perez	49	SVP and Chief Communications, Public Affairs, Sustainability and Marketing Assets Officer, The Coca-Cola Company	Yes	May 2014
D. Richard Williams	62	Non-Executive Chairman of the Board and Former Co-Chief Executive Officer, Primerica	No	October 2009
Glenn J. Williams	59	Chief Executive Officer	No	April 2015
Barbara A. Yastine	59	Former Chairman and CEO, Ally Bank	Yes	December 2010

(1) For a description of the factors that caused the Board of Directors to waive the Corporation's director retirement age for Senator Chambliss, see "Board of Directors – Board Members – C. Saxby Chambliss."

Each director nominee attended more than 80% of the aggregate of all meetings of our Board of Directors and each committee of which he or she was a member during fiscal 2018.

Senator C. Saxby Chambliss was elected to our Board in June 2017. Mr. G. Williams was elected to the Board and promoted to Chief Executive Officer as of April 1, 2015. The remaining eight director nominees have served at least since the 2014 Annual Meeting of Stockholders. Unless otherwise instructed, the members of the Proxy Committee (as defined in "Information About Voting and the Annual Meeting") will vote the proxies held by them "FOR" the election to our Board of Directors of the nominees named above.

Proposal 2:

Advisory Vote on Executive Compensation (Say-on-Pay)

- **What am I voting on?** The Board is asking our stockholders to approve, on an advisory basis, the compensation of the named executive officers as described in this Proxy Statement.

- **Voting Recommendation:** "FOR" the proposal.

- **Vote Required:** Approval requires a "FOR" vote by at least a majority of the shares present in person or represented by valid proxy and entitled to vote.

See "Executive Compensation" beginning on page 36 for more information.

We most recently sought stockholder approval of our executive compensation program in conjunction with our 2018 Annual Meeting of Stockholders. At such meeting, approximately 93.4% of votes were cast in favor of our executive compensation program. In addition, in May 2017 our stockholders supported the Board's recommendation to hold an annual Say-on-Pay vote. As a result, the next Say-on-Pay vote (after that taken at the Annual Meeting) will take place at the 2020 Annual Meeting. The Say-on-Pay vote is not binding on the Company, our Board of Directors or the

Compensation Committee. Our Board and the Compensation Committee value the opinions of our stockholders and, to the extent there is any significant vote against our executive compensation program as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

As described in detail under the heading "Executive Compensation — Compensation Discussion and Analysis ("CD&A")", our executive compensation program is designed to attract, motivate, and retain our named executive officers, each of whom is critical to our success. Under this program, our named executive officers are rewarded for the achievement of specific annual, long-term, strategic and corporate goals as well as the realization of increased stockholder value. The Compensation Committee continually reviews and modifies the compensation program for our named executive officers to ensure that it achieves the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. Please read the CD&A section for additional details about our executive compensation program, including information about the compensation of our named executive officers for fiscal 2018.

The advisory vote in this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our named executive officers, as well as the philosophy, policies and practices described in this Proxy Statement. Our stockholders may vote for or against, or abstain from voting on, the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2019 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and any related material disclosed in such proxy statement."

Proposal 3:

Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm

- **What am I voting on?** The Board is asking our stockholders to ratify the selection by the Audit Committee of our Board (the "Audit Committee") of KPMG LLP ("KPMG") as our independent registered public accounting firm for the fiscal year ended December 31, 2019 ("fiscal 2019").

- **Voting Recommendation:** "FOR" the ratification of our independent registered public accounting firm.

- **Vote Required:** Approval requires a "FOR" vote by at least a majority of the shares present in person or represented by valid proxy and entitled to vote.

See "Audit Matters" beginning on page 77 for more information.

We ask that our stockholders ratify the selection of KPMG as our independent registered public accounting firm for fiscal 2019.

The Audit Committee has authority to retain and terminate the Company's independent registered public accounting firm. The Audit Committee has appointed KPMG as our independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for fiscal 2019, as well as the Company's internal control over financial reporting. Although stockholder ratification of the appointment of KPMG is not required, our Board of Directors believes that submitting the appointment to our stockholders for ratification is a matter of good corporate governance. If our stockholders do not ratify the appointment of KPMG, then the Audit Committee will reconsider the appointment. We paid KPMG an aggregate of $2.9 million in fiscal 2018 and $2.8 million in the year ended December 31, 2017 ("fiscal 2017").

One or more representatives of KPMG are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Governance

Our Board oversees the business and affairs of the Company, and our directors believe that good corporate governance is a critical factor in our continued success and also aligns management and stockholder interests. Through the Governance section of our investor relations website at *http://investors.primerica.com*, our stockholders have access to key governing documents such as our Code of Conduct, Corporate Governance Guidelines and charters of each committee of the Board.

Board Structure

Our Board currently consists of eleven directors. After the Annual Meeting, our Board will consist of eleven directors but there will be a vacancy that the Board is seeking to fill. The Company's governance documents provide our Board with flexibility to select the appropriate leadership structure for the Company. Currently, the Company has a non-executive Chairman of the Board and an independent Lead Director. Our Board believes that this structure is the most appropriate leadership structure for the Company at this time and is in the best interests of our stockholders because it provides decisive

and effective leadership and, when combined with the Company's other governance policies and procedures, provides appropriate opportunities for oversight, discussion and evaluation of decisions and direction by our Board.

Mr. R. Williams has served as non-executive Chairman of the Board since April 2015. He previously served as Chairman of the Board and Co-Chief Executive Officer. Mr. G. Williams has served as Chief Executive Officer since April 2015. He previously served as President since 2005. Mr. Benson, one of our independent directors and Chairman of the Corporate Governance Committee, has served as the Lead Director of our Board since February 2014 and he joined our Board in April 2010. As the primary interface between management and our independent directors, the Lead Director provides a valuable supplement to the non-executive Chairman and the Chief Executive Officer roles and serves as a key contact for the non-employee directors, thereby enhancing our Board's independence from management. The responsibilities of our Chairman of the Board and our Lead Director are set forth below.

Duties and Responsibilities of Chairman of the Board	Duties and Responsibilities of Lead Director
• Preside over Board meetings and meetings of non-employee directors	• Preside at all Board meetings at which the Chairman of the Board is not present
• Call special meetings of our Board	• Call meetings of independent directors and set the agenda for such meetings
• Approve agendas for Board meetings	• Preside at all meetings of independent directors and at all executive sessions of independent directors
• Review advance copies of Board meeting materials	
• Preside over stockholder meetings	• Review Board meeting agendas and provide input to the Chairman of the Board
• Facilitate and participate in formal and informal communications with and among directors	• Communicate with management on behalf of the independent directors when appropriate
• Review interested party communications directed to our Board and take appropriate action	• Act as liaison between the Chairman of the Board, the CEO and members of the Board
	• Lead the annual Board self-assessment
	• Lead the annual CEO evaluation
	• Lead the CEO succession process

All directors play an active role in overseeing the Company's business both at our Board and committee levels. In addition, directors have full and free access to members of management, and our Board and each committee has authority to retain independent financial, legal or other advisors as they deem necessary without consulting, or obtaining the approval of, any member of management. Our Board holds separate executive sessions of its non-employee directors and of its independent directors at least annually.

Director Independence

Independence Determinations

Mr. R. Williams and Mr. Addison are not independent because they previously served as the Company's Co-Chief Executive Officers. Mr. G. Williams, our Chief Executive Officer, is not independent because he is a member of management and an employee of the Company. Senator Chambliss is not independent because he is a partner of a law firm that the Company uses for legal work that arises from time to time in connection with certain specialized legal matters. Senator Chambliss does not perform this work and the underlying transactions were completed prior to both the date that he joined the Board and the date that he affiliated with the law firm.

Our Board annually assesses the outside affiliations of each director to determine if any of these affiliations could cause a potential conflict of interest or could interfere with the independence of the director. Based on information furnished by all directors regarding their relationships with Primerica and its subsidiaries and research conducted by management and discussed with our Board with respect to outside affiliations, our Board has determined that none of the remaining directors who served on our Board during fiscal 2018 has or had a material relationship with Primerica other than through his or her role as director and, except as set forth above, each is independent because he or she satisfies:

- The categorical standards set forth below;

- The independence standards set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

- The criteria for independence set forth in Section 303A.02(b) of the New York Stock Exchange ("NYSE") Listed Company Manual.

A determination of independence under these standards does not mean that a director is disinterested under Section 144 of the Delaware General Corporation Law. Each director, relevant committee and our full Board may also consider whether any director is interested in any transaction brought before our Board or any of its committees for consideration.

Independence of Committee Members

Throughout fiscal 2018, the Audit, Compensation and Corporate Governance Committees have been fully independent in accordance with the NYSE Listed Company Manual and our Board's director independence standards described above, except that Senator Chambliss served as a member of the Corporate Governance Committee until April 2018. He resigned from such committee immediately after Institutional Shareholder Services notified the Company that it believed that Senator Chambliss would not be considered independent, notwithstanding the procedural safeguards that had been implemented in connection with the law firm's work for the Company. In fiscal 2018, no member of these committees received any compensation from Primerica other than directors' fees, and no member of the Audit Committee was or is an affiliated person of Primerica (other than by virtue of his or her directorship). Members of the Audit Committee meet the additional standards of audit committee members of publicly traded companies required by the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Throughout fiscal 2018, members of the Compensation Committee qualified as non-employee directors as defined in Rule 16b-3 under the Exchange Act.

Categorical Standards of Independence

The Company has established categorical standards of independence for our Board, which are described in our Corporate Governance Guidelines. To be considered independent for purposes of the director qualification standards, (i) the director must meet independence standards under the NYSE Listed Company Manual and (ii) our Board must affirmatively determine that the director otherwise has no material relationship with the Company, directly or as an officer, shareowner or partner of an organization that has a relationship with the Company.

To assist it in determining each director's independence in accordance with the NYSE's rules, our Board has established guidelines, which provide that a director will be deemed independent unless:

(a) (1) the director is an employee, or an immediate family member of the director is an executive officer, of the Company or any of its affiliates, or (2) the director was an employee, or the director's immediate family member was an executive officer, of the Company or any of its affiliates during the immediately preceding three years;

(b) (1) the director presently receives during any consecutive 12-month period more than $120,000 in direct compensation from the Company or any of its affiliates, or an immediate family member of the director presently receives during any consecutive 12-month period more than $120,000 in direct compensation for services as an executive officer of the Company or any of its affiliates, excluding director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or (2) the director or the director's immediate family member had received such compensation during any consecutive 12-month period within the immediately preceding three years;

(c) (1) the director is a current partner or employee of a firm that is the Company's internal or independent auditor, (2) an immediate family member of the director is a current partner of such a firm, (3) an immediate family member of the director is a current employee of such a firm and personally works on the Company's audit, or (4) the director or an immediate family member of the director was, within the last three years, a partner or employee of such a firm and personally worked on the Company's audit within that time period;

(d) (1) an executive officer of the Company serves on the board of directors of a company that, at the same time, employs the director, or an immediate family member of the director, as an executive officer, or (2) Primerica and the company of which the director or his or her immediate family member is an executive officer had such relationship within the immediately preceding three years;

(e) (1) the director is a current executive officer or employee, or an immediate family member of the director is a current executive officer, of another company that makes payments to or receives payments from the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, or (2) Primerica and the company of which the director is an executive officer or employee or his or her immediate family member is an executive officer had such relationship within the immediately preceding three years;

(f) the director serves as an executive officer, director or trustee, or his or her immediate family member who shares the director's household serves as an executive officer, director or trustee, of a charitable organization, and within the last three years, discretionary charitable contributions by the Company to such organization, in the aggregate in any one year, exceed the greater of $1 million or 2% of that organization's total annual charitable receipts;

(g) the director has any interest in an investment that the director jointly acquired in conjunction with the Company;

(h) the director has, or his or her immediate family member has, a personal services contract with the Company; or

(i) the director is affiliated with, or his or her immediate family member is affiliated with, a paid advisor or consultant to the Company.

Board Diversity

Diversity is very important to us. We strive to offer an inclusive business environment that offers and benefits from diversity of people, thought and experience. This also holds true for our Board. Pursuant to our Corporate Governance Guidelines, our Board annually reviews the appropriate skills and characteristics of its members in light of the current composition of our Board, and diversity is one of the factors used in this review. In addition, in identifying a director candidate, the Corporate Governance Committee and our Board consider and discuss diversity, among the other factors discussed under "— Director Nomination Process," with a view toward the role and needs of our Board as a whole. The Corporate Governance Committee and our Board generally view diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint and perspective, professional experience, education, skill and other qualities or attributes that together contribute to the successful functioning of our Board.

Director Nomination Process

Our Board maintains a robust process in which the members focus on identifying, considering and evaluating potential board candidates. Our Corporate Governance Committee leads this process, considering the Company's current needs and long-term and strategic plans to determine the skills, experience and characteristics needed by our Board. The Corporate Governance Committee seeks input from other Board members and senior management, and also considers and evaluates any candidates recommended by our stockholders.

Our Board has determined that its members should bring to the Company a broad range of experience, knowledge and judgment. A successful board candidate must be prepared to represent the interests of the Company and all of its stockholders. The factors considered by the Corporate Governance Committee and our Board in their review of potential candidates include whether:

- The candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards;

- The candidate has had business, governmental, non-profit or professional experience at the Chairman, Chief Executive Officer, Chief Operating Officer or equivalent policy-making and operational level of a large organization that indicates that the candidate will be able to make a meaningful and immediate contribution to our Board;

- The candidate has special skills, expertise and background that would complement the attributes of the existing directors, taking into consideration the diverse communities and geographies in which the Company operates;

- The candidate has financial expertise;

- The candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of all of our stockholders and our other stakeholders in reaching decisions, rather than advancing the interests of a particular constituency;

- The candidate possesses a willingness to challenge management while working constructively as part of a team in an environment of collegiality and trust; and

- The candidate will be able to devote sufficient time and energy to the performance of his or her duties as a director.

The Corporate Governance Committee carefully reviews all current directors and director candidates in light of these factors based on the context of the current and anticipated composition of our Board, the current and anticipated operating requirements of the Company and the long-term interests of our stockholders. In reviewing a candidate, the Corporate Governance Committee considers the integrity of the candidate and whether the candidate would be independent as defined in our Corporate Governance Guidelines and the NYSE Listed Company Manual. The Corporate Governance Committee expects a high level of involvement from our directors and, if applicable, reviews a candidate's service on other boards to assess whether the candidate has sufficient time to devote to Board duties.

The Corporate Governance Committee decides whether to further evaluate each candidate, which would include a thorough reference check, interviews, and discussions about the candidate's qualifications, availability and commitment. Upon the completion of such evaluation, the Corporate Governance Committee makes a recommendation to our Board with respect to the election of a potential candidate to our Board. Our Board expects that all candidates recommended to our Board will have received the approval of all members of the Corporate Governance Committee.

Any stockholder who wishes to have the Corporate Governance Committee consider a candidate for election to our Board is required to give written notice of his or her intention to make such a nomination. For a description of the procedures required to be followed for a stockholder to nominate a director, see "Other Stockholder Information —Proxy Access Director Nominees" and "Other Stockholder Information – Other Proposals and Director Nominees." A proposed nomination that does not comply with these requirements will not be considered by the Corporate Governance Committee. There are no differences in the manner in which the Corporate Governance Committee considers or evaluates director candidates it identifies and director candidates who are recommended by our stockholders.

Proxy Access

A stockholder or group of no more than 20 stockholders that has owned at least 3% of our common stock for at least three years may nominate directors to our Board and have the nominees included in our proxy materials to be voted on at our Annual Meeting of Stockholders. The maximum number of stockholder nominees that will be included in our proxy materials with respect to any such annual meeting is the greater of (i) two or (ii) 20% of directors to be elected. A stockholder who seeks to nominate a director or directors to our Board must provide proper notice to the Company's Corporate Secretary under our by-laws. See "Other Stockholder Information — Proxy Access Director Nominees."

Majority Voting Standard for Director Elections

In an uncontested election, directors are elected by a majority of "FOR" votes cast by stockholders. (An uncontested election is an election where the number of nominees is the same as the number of directors to be elected.) If an incumbent director does not receive a greater number of shares voted "FOR" such director than shares voted "AGAINST" such director, then such director must tender his or her resignation to the Board. In that situation, the Corporate Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. Within 90 days from the date the election results are certified, the Board will act on the Corporate Governance Committee's recommendation and will publicly disclose its decision and rationale behind it. In a contested election, director nominees are elected by a plurality vote. Under the plurality standard, the number of persons equal to the number of vacancies to be filled who receive more votes than other nominees are elected to the Board, regardless of whether they receive a majority of votes cast. An election is considered contested under our by-laws if, outside of the proxy access process, a stockholder has submitted notice of a director nomination to the Company's Corporate Secretary.

Board Evaluation Process

The Company's Corporate Governance Guidelines require that the Corporate Governance Committee conduct an annual review of Board performance and further requires that each standing committee conduct an annual evaluation of its own performance. To facilitate those evaluations, each independent committee prepares a written self-assessment questionnaire that is completed by the members of the committee. In addition, the Corporate Governance Committee prepares a written Board assessment questionnaire that is completed by all members of the Board. The questions are designed to gather suggestions to improve Board and committee effectiveness and solicit additional feedback. The Board self-assessment is conducted at a different time during the year than the committee self-assessments, so that the directors have adequate time to reflect on the functioning of the Board as a whole. The Company's Corporate Secretary compiles the results of each self-assessment and shares those results with all directors. The committee chairs lead discussions during their committee meetings of the results of the self-assessments, highlighting areas that require additional attention. The Corporate Governance Committee discusses the Board self-assessment and the Lead Director leads a discussion of the self-assessment among the full Board. Management then discusses with the Lead Director any specific items that require additional attention and a plan is developed to address such action items.

In fiscal 2019, the Corporate Governance Committee expects to retain a third party to facilitate in-depth Board and Committee assessments, consistent with the process it followed during fiscal 2017. The third party will meet in person with each director and solicit feedback on Board function and meetings, composition, leadership, as well as other matters. The facilitator will then compile results from the interviews and provide an in-person oral report to each of the Corporate Governance Committee and the Board of Directors with recommendations for improvement.

Board's Role in Risk Oversight

Our Board is ultimately responsible for overseeing the Executive Team's management of the various risks facing the Company as well as the Company's compliance culture and overall risk tolerance. The Board has delegated to the Audit Committee responsibility for regularly monitoring the oversight of our enterprise risk management (ERM) program. The Board and each Board committee actively oversee and monitor the management of risks that could impact the Company's operations in connection with their respective subject matter areas:

Board/Board Committee	Risk Management Oversight
Board of Directors	Responsible for the oversight of risks associated with legal, regulatory, information technology (including cybersecurity), products and distribution, strategic and reputational matters
Audit Committee	Responsible for the oversight of our accounting and financial reporting processes, the integrity of our financial statements, and potential conflicts of interest
Compensation Committee	Responsible for the oversight of risks associated with our executive and employee compensation practices
Corporate Governance Committee	Responsible for the oversight of our corporate governance risks, including director independence, succession planning and talent development

Management identifies, assesses and assigns responsibility for risk management through our enterprise risk assessment process and internal control environment. In fiscal 2018, management's Business Risk and Control Committee regularly monitored the major risks facing the Company and our Chief Risk Officer presented a risk profile and quarterly status updates to the Board and each Board committee that has oversight responsibility for one or more key risks. Management re-evaluates and ranks the Company's risks annually, and the rankings are shared with the Audit Committee and the Board of Directors. In addition, at the Board's request, a cross-functional group of management-level employees provides a quarterly update on significant risk areas, which includes an assessment of cybersecurity risks and an overview of legal and regulatory matters. At least annually, this presentation also includes information on system readiness and protection, our incident response plan, recent internal training exercises and recovery plans.

Further, our Chief Internal Auditor reports directly to the Audit Committee. Our Chief Internal Auditor presents quarterly to the Audit Committee with respect to Internal Audit findings and recommendations and meets in executive session with the Audit Committee at least quarterly. The Audit Committee uses the results of its discussions with our Chief Internal Auditor to monitor the Company's internal audit plan.

Communicating With Our Board of Directors

Our stockholders and other interested persons may communicate with our directors, or any specified individual director, by addressing such communications to them in care of the Company's Corporate Secretary, at the Company's principal executive office located at One Primerica Parkway, Duluth, Georgia 30099. Our stockholders and other interested persons may also communicate with our directors by sending an e-mail message as follows:

- With our Board, to *boardofdirectors@primerica.com*;

- With the Audit Committee, to *auditcommittee@primerica.com*;

- With the non-employee directors, to *nonemployeedirectors@primerica.com;* or

- With the Chairman of the Board, to *chairman@primerica.com.*

In accordance with a policy approved by the Audit Committee, the Company's Corporate Secretary (or, solely with respect to matters that are not reasonably likely to have legal implications for the Company, the Company's Chief Compliance and Risk Officer) is required to:

- Report communications of concerns relating to accounting, finance, internal controls or auditing matters to the Audit Committee;

- Investigate communications of concerns relating to conduct of employees, including concerns related to internal policies;

- Report communications of concerns relating to non-compliant behavior, such as allegations of violations of the Company's Code of Conduct or antitrust violations, to the Audit Committee; and

- Determine whether to maintain or discard certain communications received.

If the correspondence is specifically marked as a private communication to our Board (or a specific member or members of our Board), then the Company's Corporate Secretary will not open or read the correspondence, and will forward it to the addressee. These procedures may change from time to time, and you are encouraged to visit our investor relations website at *http://investors.primerica.com* for the most current means of communicating with our directors.

Stockholder Engagement

In late fiscal 2018, we invited the Company's largest stockholders, which together represented over 75% of our outstanding shares, to speak with management and, if requested, the Lead Director about topics important to them. Specific topics covered during these conversations included Board diversity, ESG matters, proxy access and other governance matters and executive compensation. We were pleased with the stockholder feedback, which indicated that our stockholders are generally satisfied with the Company's corporate governance and executive compensation practices as well as the format and content of the proxy statement and ESG

disclosure generally. To enable the Board, the Compensation Committee and the Corporate Governance Committee to consider direct stockholder feedback, information about these investor conversations is shared with the Board. The table below describes requests received during these conversations and our responses to those suggestions.

What We Heard	What We Did
Use the waiver of director age limits sparingly	The age limit was waived for Senator Chambliss in 2019. It has not previously been waived.
Prefer to see multiple metrics for the PSU plan	The Compensation Committee continues to consider which metrics are appropriate for the PSU plan.
Consider incorporating a Total Stockholder Return metric into the long-term compensation plan	The Compensation Committee continues to consider which metrics are appropriate for the incentive compensation program.
Focus on materiality with respect to the discussion of ESG matters	See expanded disclosure of relevant ESG factors in this Proxy Statement as well as in the updated Corporate Responsibility Report, which was released on our investor relations website in October 2018. In addition, oversight over social, environmental and sustainability initiatives has been added to the Charter of the Corporate Governance Committee.
Consider having an investor day with senior management	Management and the Board continue to assess whether an investor day would be useful to investors.
Add a right for stockholders to call a special meeting	The Board will consider this provision when the Company's Charter is next amended.
Remove the supermajority vote requirement currently set forth in the Charter	The Board will consider this provision when the Company's Charter is next amended.

Role of Compensation Consultant

The Compensation Committee retained Pearl Meyer & Partners ("Pearl Meyer") as its independent consultant for fiscal 2018 and determined that the Company would not retain Pearl Meyer for any projects without the prior consideration and consent of the Compensation Committee. Pearl Meyer's responsibilities included:

- Reviewing drafts of Compensation Committee meeting agendas, materials, and minutes, as requested;

- Reviewing major management proposals;

- Bringing any concerns or issues to the attention of the Compensation Committee Chair;

- Evaluating the competitiveness of executive and director pay;

- Preparing materials for the Compensation Committee in advance of meetings;

- Attending Compensation Committee meetings;

- Reviewing and commenting on compensation-related proxy disclosures;

- Reviewing the Compensation Committee Charter;

- Reviewing executive compensation tally sheets;

- Being available for additional consultation to the Compensation Committee Chair; and

- Undertaking special projects at the request of the Compensation Committee Chair.

See "Executive Compensation — Compensation Discussion and Analysis ("CD&A") — Fiscal 2018 Executive Compensation — The Compensation Setting Process — Compensation Consultant."

Code of Conduct

The Company's Code of Conduct applies to all employees, directors, and officers of the Company and its subsidiaries. The Code of Conduct is posted on the Governance section of our investor relations website at *http://investors.primerica.com* and is available in print, free of charge, to our stockholders who request a copy. The Company also has made available to our employees and the sales force an Ethics Hotline, which can be accessed by phone or email and permits employees to anonymously report a violation of the Code of Conduct. Any changes to the Code of Conduct will be posted on our investor relations website.

Environmental, Social and Governance (ESG) Matters

Oversight of ESG Matters

In fiscal 2018, the Board of Directors delegated to the Corporate Governance Committee responsibility for oversight of the Company's social, environmental and sustainability initiatives. As a result, the Corporate Governance Committee will meet regularly with those members of management who have responsibility for such initiatives. In October 2018, the Company published an updated Corporate Responsibility Report, which has been posted on the Governance section of our investor relations website at *http://investors.primerica.com*. Further, the Company complies with the Corporate Governance Principles published by the Investor Stewardship Group as described below.

ISG Principle	Primerica Practice
Principle 1: Boards are accountable to shareholders	• All directors stand for election annually • Proxy access with market terms • Independent Lead Director available to speak with investors if requested
Principle 2: Shareholders should be entitled to voting rights in proportion to their economic interest	• Majority voting in uncontested director elections, and directors not receiving majority support must tender their resignation for consideration by the Board
Principle 3: Boards should be responsive to shareholders and be proactive in order to understand their perspectives	• Management offered to meet with investors that together represented in excess of 75% shares outstanding • Engagement topics included Board composition and refreshment, executive compensation program, strategy and sustainability
Principle 4: Boards should have a strong, independent leadership structure	• Strong independent Lead Director with clearly defined duties that are disclosed to stockholders • Strong independent committee chairs • Proxy Statement discloses why Board believes current leadership structure is appropriate

ISG Principle	Primerica Practice
Principle 5: Boards should adopt structures and practices that enhance their effectiveness	• 63.6% of Board members are independent • 27.3% of Board members are diverse • Annual Board evaluation, periodically by a third party, and results and next steps disclosed in subsequent proxy statement • Active Board refreshment with 27.3% refreshment in last five years • Each director attended more than 80% of the Board and applicable committee meetings in 2018, and all directors attended the 2018 Annual Meeting of Stockholders
Principle 6: Boards should develop management incentive structures that are aligned with the long-term strategy of the company	• Executive compensation program received over 93% support in 2018 • Compensation Committee annually reviews and approves incentive program design, goals and objectives for alignment with compensation and business strategies • Annual and long-term incentive programs are designed to reward financial and operational performance that furthers short-and long-term strategic objectives

Corporate Culture

Management and the Board of Directors are committed to ensuring a safe and appropriate corporate culture. To that end, in 2018, the Board of Directors approved a new Equal Employment Opportunity and Anti-Harassment Policy. This new policy documents certain aspects of the Company's Code of Conduct and employee handbook, and includes information about complaint and investigation procedures relating to alleged discrimination incidents. Further, the policy defines the role of the Board of Directors with respect to alleged violations of such policy. Additional information about the Company's corporate culture can be found in the Corporate Responsibility Report on the Governance section of our investor relations website at *http://investors.primerica.com*.

BOARD OF DIRECTORS

Board Members

The following information about each nominee for our Board of Directors includes their business experience, director positions held currently or at any time during the last five years, and the experiences, qualifications attributes or skills that caused the Corporate Governance Committee and our Board of Directors to determine that each individual should be nominated to serve as a director. One of our directors, Mark Mason, is not standing for re-election as he has recently become the Chief Financial Officer of Citigroup Inc. ("Citigroup") and Citigroup has requested that he not serve on a third party board. Mr. Mason has served as a director since our initial public offering ("IPO") in April 2010 and we thank him for his years of distinguished service.

JOHN A. ADDISON, JR.



Board Committees:	**Public Directorships:**
None	None

Chief Executive Officer of Addison Leadership Group

Age: 61

Director Since October 2009

Mr. Addison has been the Chief Executive Officer of Addison Leadership Group, a company that provides leaders training and consulting, since April 2015. He also serves as Non-Executive Chairman of Primerica Distribution. Mr. Addison served as the Company's Co-Chief Executive Officer from 1999 through March 2015 and served the Company in various capacities since 1982 when he joined us as a business systems analyst. He has served in numerous officer roles with Primerica Life Insurance Company ("Primerica Life"), a life insurance underwriter, and Primerica Financial Services, LLC, a general agent, both of which are subsidiaries of Primerica. He served as Vice President and Senior Vice President of Primerica Life, as well as Executive Vice President and Group Executive Vice President of Marketing. In 1995, he became President of the Primerica operating unit of Citigroup and was promoted to Co-Chief Executive Officer in 1999. Mr. Addison serves on the Board of the National Monuments Foundation. Mr. Addison received his B.A. in Economics from the University of Georgia and his M.B.A. from Georgia State University.

Mr. Addison brings to our Board his 15 years of experience as our Co-Chief Executive Officer and over 30 years of understanding the Company, the sales force and our business, along with general management and marketing expertise.

JOEL M. BABBIT



Board Committees:

Corporate Governance

Public Directorships:

Greensky, Inc.

Co-Founder and Chief Executive Officer
of Narrative Content Group, LLC

Age: 65

Director Since August 2011

Mr. Babbit is the Co-Founder and Chief Executive Officer of Narrative Content Group, LLC ("NCG"), one of the leading resources for the production and distribution of digital content. Prior to launching NCG in 2009, Mr. Babbit spent more than 20 years in the advertising and public relations industry, creating two of the largest advertising agencies in the Southeastern US – Babbit and Reiman (acquired by London-based GGT) and 360 (acquired by WPP Group's Grey Global Group). Following the acquisition of 360 by Grey Global Group in 2002, Mr. Babbit served as President and Chief Creative Officer of the resulting entity, Grey Atlanta, until 2009. He also previously served as President of WPP Group's GCI, a public relations firm, and as Executive Vice President and General Manager for the New York office of advertising agency Chiat/Day Inc. Following his hometown of Atlanta being awarded the 1996 Summer Olympics, and at the request of Mayor Maynard Jackson, Mr. Babbit took a leave of absence from the private sector to serve as Chief Marketing and Communications Officer for the City of Atlanta and as a member of the Mayor's cabinet. Mr. Babbit also serves on the Board of Directors of Greensky, Inc. He received an A.B.J. degree from the University of Georgia.

Mr. Babbit brings to our Board over 35 years of experience in marketing and advertising, his management experience, his expertise in social media and his experience as an entrepreneur.

P. GEORGE BENSON



Professor of Decision Sciences and Former President of the College of Charleston

Age: 72

Director Since April 2010

Lead Director

Board Committees:

Corporate Governance (Chair)

Audit

Public Directorships:

AGCO Corporation

Crawford & Company

Former Public Directorships:

Nutrition 21, Inc.

Since July 2014, Mr. Benson has been Professor of Decision Sciences at the College of Charleston. Mr. Benson served as the President of the College of Charleston from February 2007 through June 2014. From June 1998 until January 2007, he was Dean of the Terry College of Business at the University of Georgia. From July 1993 to June 1998, Mr. Benson served as Dean of the Rutgers Business School at Rutgers University and, prior to that, Mr. Benson was on the faculty of the Carlson School of Management at the University of Minnesota. Mr. Benson currently serves as Chairman of the Board of Directors for the Foundation for the Malcolm Baldrige National Quality Award, was Chairman of the Board of Overseers for the Baldrige Award Program from 2004 to 2007 and was a national judge for the Baldrige Award from 1997 to 2000. Mr. Benson also serves on the Board of Directors of AGCO Corporation and Crawford & Company. Mr. Benson received a B.S. degree in Mathematics from Bucknell University, completed graduate work in operations research in the Engineering School of New York University and earned a Ph.D. in business from the University of Florida.

Mr. Benson brings to our Board significant expertise in academics, senior management, corporate governance, strategic planning, and risk and asset management. In particular, our Board considered his experience managing the College of Charleston's staff of more than 2,000, budget of more than $250 million and endowment of more than $80 million, as well as his service on the boards of directors of other public companies and as a member of their audit committees.

C. SAXBY CHAMBLISS



Board Committees:	Public Directorships:
None	None

Partner, DLA Piper

Age: 75

Director Since June 2017

Senator Chambliss has been a partner with the law firm of DLA Piper since January 2015, where he is a member of the firm's government relations and cybersecurity teams. Prior to that, he served as a U.S. Senator for Georgia from 2003 to 2015 and a U.S. Representative for Georgia from 1995 to 2003. During his tenure in the Senate, he served on the Senate Select Committee on Intelligence, where he was vice chairman from 2011 to 2014. While serving in that role, Senator Chambliss advocated for improved information sharing and human intelligence-gathering capabilities, and he is one of the leading congressional experts on those issues. Senator Chambliss is also a legal expert with respect to cybersecurity matters. Senator Chambliss has served on the President's Intelligence Advisory Board since 2018. Before entering Congress, he practiced general corporate law in Moultrie, Georgia. Senator Chambliss earned a B.B.A. degree from the University of Georgia and a J.D. from the University of Tennessee at Knoxville.

Senator Chambliss brings to our Board legal and cybersecurity expertise as well as years of government experience at the state and federal levels.

Waiver of Director Retirement Age

The Company's Corporate Governance Guidelines provide that a director may serve on the Board until the Annual Meeting of the Stockholders of the Company next following his or her 75th birthday, and may not be reelected after reaching 75, unless this requirement has been waived by the Board. The Corporate Governance Committee considered whether to waive this retirement requirement for Senator Chambliss, who reached age 75 in late 2018. The Corporate Governance Committee believes it is important to exercise judgment when considering whether to grant such a waiver in order to retain existing Board members who otherwise possess the requisite expertise, engagement and abilities to fulfill their duties while providing for regular Board refreshment. The Corporate Governance Committee also believes consideration should be given with respect to the overall composition of the Board to ensure it has the right balance of skills and experience.

In reviewing a potential waiver for Senator Chambliss, the Corporate Governance Committee considered several factors:

- Senator Chambliss brings to our Board years of legal knowledge and experience as well as governmental expertise at the state and federal levels;

- Our Board recognizes the importance of maintaining the trust and confidence of our customers, clients, and employees, and devotes significant attention to oversight of cybersecurity risk. As an expert on cybersecurity, Senator Chambliss has been particularly valuable in the Board's oversight responsibilities in this area;

- Senator Chambliss is in excellent health and remains an active and engaged Board member; and

- The Board has no prior history of waiving the retirement requirement. In fact, a director retired from the Board in May 2018 as a result of the director retirement age.

The Corporate Governance Committee recommended that the Board waive for fiscal 2019 the retirement requirement for Senator Chambliss. Upon the recommendation of the Corporate Governance Committee, the Board concluded that Senator Chambliss' experience, expertise, and engagement as a Board member warranted such a waiver. Therefore, in February 2019, the Board granted a one-year waiver of the retirement requirement and re-nominated Senator Chambliss to be considered for election at the Annual Meeting.

GARY L. CRITTENDEN



Private Investor

Age: 65

Director Since July 2013

Board Committees:

Audit (Chair)

Compensation

Public Directorships

Pluralsight, Inc.

Zions Bancorporation

Former Public Directorships:

Staples Inc.

Ryerson Inc.

TJX Companies

Mr. Crittenden has been a private investor, and has served as a non-employee Executive Director of HGGC, LLC ("HGGC"), a California-based middle market private equity firm, since January 2017. He previously served as a Managing Partner of HGGC from July 2009 to January 2017, Chairman of HGGC from August 2013 to January 2017 and Chief Executive Officer of HGGC from April 2012 to August 2013. From March 2009 to July 2009, Mr. Crittenden was Chairman of Citi Holdings, an operating segment of Citigroup that comprises financial services company Citi Brokerage and Asset Management, Global Consumer Finance and Special Assets Portfolios, and from March 2007 to March 2009 he served as Chief Financial Officer of Citigroup. He served as the Chief Financial Officer of the American Express Company from 2000 to 2007. Prior to American Express, he was the Chief Financial Officer of Monsanto, Sears Roebuck and Company, Melville Corporation and Filene's Basement. On three separate occasions, the readers of Institutional Investor Magazine named Mr. Crittenden one of the "Best CFOs in America." Mr. Crittenden spent the first twelve years of his career at Bain & Company, an international management consulting firm, where he became a partner. Mr. Crittenden also serves on the Boards of Directors of Pluralsight, Inc. and Zions Bancorporation. He received a B.S. Degree from Brigham Young University and an M.B.A. from Harvard Business School.

Mr. Crittenden brings to our Board expertise in general management, finance and accounting, strategic planning, risk and asset management, investment banking and capital markets, as well as experience serving on the boards of directors of several large public companies.

CYNTHIA N. DAY



Board Committees:

Audit

Corporate Governance

Public Directorships:

Aaron's, Inc.

President and Chief Executive Officer
of Citizens Bancshares Corporation
and Citizens Trust Bank

Age: 53

Director Since January 2014

Ms. Day has been the President and Chief Executive Officer of Citizens Bancshares Corporation and Citizens Trust Bank since February 2012. Citizens Bancshares Corporation was a publicly held corporation until January 2017. She served as Chief Operating Officer and Senior Executive Vice President of Citizens Trust Bank from February 2003 to January 2012 and served as its acting President and Chief Executive Officer from January 2012 to February 2012. She previously served as the Executive Vice President and Chief Operating Officer and in other capacities of Citizens Federal Savings Bank of Birmingham from 1993 until its acquisition by Citizens Trust Bank in 2003. Before joining Citizens Trust Bank, she served as an audit manager for KPMG. Ms. Day also serves on the Board of Directors of Aaron's. Inc., the National and Georgia Banker's Associations, the Georgia Bankers Association and the Atlanta Area Council of Boy Scouts of America. She is a member of the Georgia Society of CPAs and a member of the Rotary Club of Atlanta. Ms. Day received a B.S. degree from the University of Alabama.

Ms. Day brings to our Board experience as the chief executive officer of a publicly held company as well as expertise in general management, mergers and acquisitions ("M&A"), government and regulatory affairs, finance and accounting, strategic planning, risk and asset management and corporate governance. She also has experience serving on the boards of directors of several public companies. In addition, the customer base served by Citizens Bancshares Corporation is very similar to that served by the Company, giving her a great understanding of their buying habits, the products they purchase and effective marketing and communication methods.

BEATRIZ R. PEREZ



Board Committees:

Compensation

Public Directorships:

W.W. Grainger, Inc.

Former Public Directorships:

HSBC Finance Corporation

SVP and Chief Communications, Public Affairs, Sustainability and Marketing Assets Officer for The Coca-Cola Company

Age: 49

Director Since May 2014

Beatriz "Bea" Perez has been the SVP and Chief Communications, Public Affairs, Sustainability and Marketing Assets Officer for The Coca-Cola Company since May 2017. In this role, she leads an integrated team across public affairs and communications, sustainability and partnerships to support The Coca-Cola Company's new growth model and path to become a total beverage company. She also oversees The Coca-Cola Company's sports and entertainment assets and to lead strategic and operational efforts for The Coca-Cola Company's Retail, Licensing and Attractions portfolio of assets.

Ms. Perez has served as The Coca-Cola Company's first Chief Sustainability Officer since 2011, where she developed and led progress against comprehensive global sustainability commitments with a focus on water stewardship and women's economic empowerment. She previously served as Chief Marketing Officer for Coca-Cola North America. Ms. Perez began her career at The Coca-Cola Company in 1996 and held various roles in brand management and field operations before becoming Chief Marketing Officer. Ms. Perez received a B.S. degree from the University of Maryland.

Among Ms. Perez' recognitions are membership in the American Advertising Hall of Achievement and the Sports Business Journal's Hall of Fame. The Association of Latino Professionals for America (ALPFA) named Ms. Perez to its 2017 "50 Most Powerful Latinas" ranking. She has been recognized as a "Conservation Trailblazer" by The Trust for the Public Land. She was on Hispanic Executive magazine's list of Top 10 Leaders, and she was featured as one of the "25 Most Powerful Latinas" on CNN and in People en Español.

Ms. Perez also serves on the Board of Directors of W.W. Grainger, Inc. She brings to our Board expertise in corporate governance and experience sitting on the Board of Directors of HSBC Finance Corporation and its related entities. In particular, our Board considered her significant current and past experience serving in several senior management positions at The Coca-Cola Company.

D. RICHARD WILLIAMS



Chairman of the Board

Age: 62

Director Since October 2009

Board Committees:	Public Directorships:
None	Crawford & Company

Mr. Williams has served as our non-executive Chairman of since April 2015 and as our Chairman from October 2009 through March 2015. He served as our Co-Chief Executive Officer from 1999 through March 2015 and has served the Company since 1989 in various capacities, including as the Chief Financial Officer and Chief Operating Officer of the Primerica operating unit of Citigroup. Mr. Williams also serves on the Board of Directors of Crawford & Company, the Anti-Defamation League Southeast Region, the Atlanta Area Council of the Boy Scouts of America, The Woodruff Arts Center, the Carter Center Board of Councilors and the Charles Stark Draper Laboratory Inc. (a not-for-profit research and development company). Mr. Williams served on the Board of Directors of Usana Health Sciences, Inc. from 2016 to 2018. Mr. Williams received both his B.S. degree and his M.B.A. from the Wharton School of the University of Pennsylvania.

Mr. Williams led the Company as Co-Chief Executive Officer for 15 years and brings to our Board more than 20 years of knowledge of the Company's business, finances and operations along with expertise in senior management, finance, M&A, strategic planning, and risk and asset management.

GLENN J. WILLIAMS



Board Committees:

None

Public Directorships:

None

Chief Executive Officer

Age: 59

Director Since April 2015

Mr. Williams has served as our Chief Executive Officer since April 2015. He served as the Company's President from 2005 through March 2015. Previously, he served as Executive Vice President of Field and Product Marketing for our international operations from 2000 to 2005; as President and Chief Executive Officer of Primerica Canada from 1996 to 2000; and in roles of increasing responsibility as part of Primerica's international expansion team in Canada from 1985 to 2000. He began his career with Primerica in 1981 as a member of the Company's sales force and joined the Home Office team in 1983. Mr. Williams received his B.S. degree in Education from Baptist University of America.

Mr. Williams brings to our Board more than 30 years of experience with the Company, including time in the field as a sales representative, as well as expertise in general management, sales and marketing.

BARBARA A. YASTINE



Board Committees:	**Public Directorships:**
Compensation (Chair)	AXIS Capital Holdings Limited
	First Data Corporation
	Zions Bancorporation

Former Chairman and CEO, Ally Bank

Age: 59

Director Since December 2010

Ms. Yastine served as Co-Chief Executive Officer of Lebenthal Holdings, a private asset management firm, from September 2015 to June 2016. She previously served as Chair, President and Chief Executive Officer of Ally Bank from March 2012 to September 2015 and as Chief Administrative Officer of Ally Financial, overseeing the risk, compliance, legal and technology areas from May 2010 to March 2012. Prior to joining Ally Financial, she served as a Principal of Southgate Alternative Investments, a start-up diversified alternative asset manager, beginning in June 2007. She served as Chief Financial Officer for investment bank Credit Suisse First Boston from October 2002 to August 2004. From 1987 through 2002, Ms. Yastine worked at Citigroup and its predecessor companies. Ms. Yastine also serves on the Board of Directors of AXIS Capital Holdings Limited, First Data Corporation, Zions Bancorporation and the Charles Stark Draper Laboratory Inc. (a not-for-profit research and development company). She received a B.A. in Journalism and an M.B.A. from New York University.

Ms. Yastine brings to our Board expertise in general management, risk and asset management, finance, strategic planning, and direct to consumer digital strategies. In particular, our Board considered her significant experience serving in senior management positions in the investment banking and capital markets industries.

Director Qualifications

Set forth below is a chart that highlights certain skills, qualifications and characteristics of the ten members of our Board who are standing for re-election, along with the reasons such items are desired for our Board.

Desired Skill	Number of Directors With Desired Skill	Business Rationale for Desired Skill
C-Suite Experience	8	Critical skills to ensure that directors have experience executing strategy while understanding the multitude of competing priorities
Regulated Industry	7	Integral to understanding the special issues facing companies in highly regulated industries
Sales & Marketing	5	Key component of the Company's business model and integral to the execution of its mission
Government/Legal	1	Integral to the Company's ability to navigate and influence pending regulation and requested by certain investors
Diversity	3	Diversity (including with respect to gender and ethnicity) helps provide different perspectives to the Board, reflective of the Company's sales force and target market

Our Board takes an active and thoughtful approach to Board refreshment. Since 2014, we have appointed four new directors, three of whom are independent. As set forth below, our director nominees exhibit a balanced mix of tenure, age, independence, and diversity:


Board Composition
Ethnic Diversity
Diverse
Gender
Female
Male
Age
60 and below
61 - 69
70 and above
Tenure
1 - 4 years
4 - 6 years
6 - 9 years
Independence
Independent
Not Independent
0
2
4
6
8
10
12

Board Meetings

During fiscal 2018, our Board held four meetings. Each director attended more than 80%, collectively, of the meetings of our Board and its committees on which he or she served during fiscal 2018. We expect our directors to attend each Annual Meeting of Stockholders absent extraordinary circumstances, and, each director attended the 2018 Annual Meeting of Stockholders.

Board Committees

Our Board has four standing committees that assist it in carrying out its duties – the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Executive Committee. The charter of each committee is available through the Governance section of our investor relations website at *http://investors.primerica.com* and may be obtained, without charge, by contacting the Corporate Secretary, Primerica, Inc., One Primerica Parkway Duluth, Georgia 30099. The following chart shows the membership of each of our Board's standing committees as of December 31, 2018.

Name	Audit	Compensation	Corporate Governance	Executive
John A. Addison, Jr.				
Joel M. Babbit (I)			✓	
P. George Benson (LD) (I)	✓		Chair	✓
C. Saxby Chambliss				
Gary L. Crittenden (I)	Chair (F)			✓
Cynthia N. Day (I)	✓ (F)		✓	
Mark Mason (I)		✓		
Beatriz R. Perez (I)		✓		
D. Richard Williams (*)				Chair
Glenn J. Williams				✓
Barbara A. Yastine (I)		Chair		✓
Number of meetings in fiscal 2018	9	6	5	0

*- Chairman of the Board
LD – Lead Director
I – Independent Director
F – Audit Committee Financial Expert

The key responsibilities of each of the Board's standing committees are described below:

Committee	Key Responsibilities
Audit Committee	• Retains and terminates the Company's independent registered public accounting firm and approves its services and fees • Assists our Board in fulfilling its responsibility to our stockholders relating to the financial reporting process and systems of internal control • Determines whether the Company's financial systems and reporting practices were established in accordance with applicable requirements • Oversees the Company's internal audit and risk functions See "Audit Matters – Audit Committee Report."
Compensation Committee	• Approves and oversees the administration of the Company's material benefit plans, policies and programs, including all of the Company's equity plans and incentive plans • Reviews and approves principal elements of total compensation for certain of the Company's executive officers and approves employment agreements, as applicable • Reviews and recommends the compensation of non-employee directors to the full Board • Reviews and recommends directors' and officers' indemnification and insurance matters • Discusses, evaluates and reviews the Company's policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives • Delegates to the Chief Executive Officer and President the authority to issue equity awards to the sales force and certain employees, subject to applicable limits See "Executive Compensation."
Corporate Governance Committee	• Shapes corporate governance policies and practices, including recommending to our Board the Corporate Governance Guidelines applicable to the Company and monitoring the Company's compliance with such policies, practices and guidelines • Identifies individuals qualified to become Board members and recommends to our Board the director nominees to be considered for election at the next Annual Meeting of Stockholders • Leads our Board and all committees in their annual self-assessments of their performance and oversees third party director peer reviews • Oversees executive succession planning and talent development, our political action committee, and our government relations strategy • Oversees the Company's social, environmental and sustainability initiatives See "Governance."
Executive Committee	• Exercises all powers and authority of the Board during the intervals between regularly scheduled Board meetings on time-sensitive matters or matters that do not merit the calling of a special meeting of the Board

Director Compensation

The Compensation Committee is responsible for reviewing and considering any revisions to director compensation. The Compensation Committee reviews a competitive market analysis of director compensation prepared by its independent compensation consultant at least bi-annually as part of its process of evaluating and setting compensation for non-employee directors. The next such review will occur in fiscal 2019.

The Compensation Committee does not seek to benchmark or set compensation at any specific level relative to the peer data. Instead, the Compensation Committee uses this information primarily as background with respect to compensation plan design decisions and as a general reference point for pay levels. For a list of the peer companies and a description of how they were selected, see "Executive Compensation – Compensation Discussion and Analysis ("CD&A") — Fiscal 2018 Executive Compensation – The Compensation Setting Process – Use of a Peer Group."

Our Board reviews the Compensation Committee's recommendations and determines the amount of director compensation annually. Executive officers have no role in determining or recommending director compensation. Our Board has determined that compensation for non-employee directors should be a mix of cash and equity-based compensation. Directors who are employees of Primerica do not receive any fees or additional compensation for their service on our Board. The interests of our non-employee directors are aligned with the interests of our stockholders by linking a portion of their compensation to stock performance.

The Board approved the following compensation program for directors in fiscal 2018:

Board/Committee	2018 Non-Employee Director Compensation [1]			
Board	Annual Cash Retainer	$75,000[2]	Annual RSU Award[3]	$100,000[4]
Audit	Annual Chair Cash Fee	$25,000	Annual Member Cash Fee	$10,000
Compensation	Annual Chair Cash Fee	$15,000	Annual Member Cash Fee	$10,000
Corporate Governance	Annual Chair Cash Fee	$15,000	Annual Member Cash Fee	$10,000

(1) All cash retainers and cash fees are paid in quarterly installments.
(2) For fiscal 2019, the Board increased the annual cash retainer to $90,000.
(3) The RSUs vest in four quarterly installments and delivery of the shares underlying the RSUs is made on the applicable vesting date.
(4) For fiscal 2019, the Board increased the annual RSU award to $130,000.

In addition, the Lead Director receives a cash fee of $25,000 and the Chairman of the Board receives a cash fee of $100,000. The Company reimburses all directors for travel and other related expenses in connection with attending Board and committee meetings and Board-related activities.

Director Compensation Table

The following table shows fiscal 2018 compensation for our non-employee directors.

Name	Fees Earned or Paid in Cash [1]	Stock Awards [2]	All Other Compensation [3]	Total
John A. Addison, Jr.	$ 75,000	$99,919	$100,671	$275,590
Joel M. Babbit	$ 85,000	$99,919	$ 671	$185,590
P. George Benson	$125,000	$99,919	$ 671	$225,590
C. Saxby Chambliss	$ 3,349[4]	$99,919[5]	$ 680	$103,948
Gary L. Crittenden	$101,342	$99,919[5]	$ 671	$201,932
Cynthia N. Day	$ 95,000	$99,919[5]	$ 671	$195,590
Mark Mason	$ 85,000	$99,919	$ 671	$185,590
Beatriz R. Perez	$ 85,000	$99,919[5]	$ 671	$185,590
D. Rick Williams	$175,000	$99,919[5]	$ 671	$275,590
Barbara A. Yastine	$ 90,000	$99,919	$ 671	$190,590

(1) Includes the cash portion of the annual retainer as well as fees for Lead Director, Chairman roles and committee service.
(2) Each non-employee director was granted 1,054 RSUs, representing the number of whole shares of our common stock (or, at the director's election, deferred stock units) equal to $100,000 divided by $94.80 (the closing market price per share of our common stock on the NYSE on the trading day immediately preceding the grant date of May 16, 2018). At December 31, 2018, each non-employee director had 527 unvested RSUs (or, if he or she so elected, deferred stock units).
(3) Represents dividends paid on unvested equity awards and, for Mr. Addison, consulting fees. Omits perquisites and other personal benefits as these amounts did not exceed $10,000 for any director.
(4) Elected to receive the annual cash retainer in the form of deferred stock units under the Primerica, Inc. Nonemployee Directors' Deferred Compensation Plan. See "— Deferred Compensation."
(5) Elected to receive equity compensation in the form of deferred stock units under the Primerica, Inc. Nonemployee Directors' Deferred Compensation Plan. See "— Deferred Compensation."

At December 31, 2018, our non-employee directors each held 527 unvested equity awards that had been granted on May 16, 2018. As of December 31, 2018, these awards had a market value of $51,493, based on the closing price per share of our common stock on the NYSE on that date of $97.71. All RSUs and deferred stock units granted in fiscal 2018 vest in equal installments on the three month, six month, nine month and twelve month anniversary of the grant date (or, if earlier, the final tranche vests on the date of the Annual Meeting of Stockholders in the year following the year of grant).

Deferred Compensation

Our Board adopted the Primerica, Inc. Nonemployee Directors' Deferred Compensation Plan (the "Nonemployee Director Deferred Compensation Plan") in November 2010, under which non-employee directors may elect to defer all or a portion of their directors' fees. At the director's option, we convert all or a portion of his or her cash fees otherwise payable during a calendar quarter to deferred stock units equal in number to the maximum number of shares of our common stock, or fraction thereof (to the nearest one hundredth (1/100) of one share), which could be purchased with the dollar amount of such fees at the closing market price of our common stock on the last trading day of the calendar quarter. These deferred stock units will be fully vested on such date.

At the director's option, we credit his or her deferral account with deferred stock units equal in number to the number of equity awards to which the director was otherwise entitled. Any deferred stock units that are issued upon deferral of equity awards are subject to the same vesting provisions as the equity awards themselves. We also credit the deferral account with deferred stock units equal in number to the maximum number of shares of our common stock, or fraction thereof (to the nearest one hundredth (1/100) of one share), which could have been purchased with the cash dividend, if any, which would have been payable had the participant received restricted stock awards to which he or she was otherwise entitled. The deferred stock units credited in lieu of the payment of dividends on equity awards are fully vested on the dividend payment date.

We pay all deferred compensation in the form of our common stock, at the director's election, within 60 days of termination of Board service or, in the case of an installment election, within 60 days of termination of Board service and up to five anniversaries of such date.

During fiscal 2018, Messrs.Chambliss, Crittenden, and R. Williams, and Ms. Day and Ms. Perez, deferred director compensation into the Nonemployee Directors' Deferred Compensation Plan.

Director Stock Ownership Guidelines

Our non-employee directors are required to own shares with a value at least equal to five times their annual cash retainer. In determining compliance with these guidelines, stock ownership includes shares beneficially owned by the director (or by immediate family members) and unvested RSUs and deferred stock units. The participants have five years from the date of their initial election to our Board to achieve the targeted level of stock ownership. The stock ownership of each of our non-employee directors exceeds the required ownership guidelines.

Other Director Matters

Mr. Crittenden served as the Chief Financial Officer of Citigroup from March 2007 to March 2009. In July 2010, Mr. Crittenden entered into an order with the Securities and Exchange Commission (the "SEC") in which the SEC found that he should have known that certain statements made by Citigroup, while he was the Chief Financial Officer of Citigroup, were materially misleading and pursuant to which he paid a civil monetary penalty of $100,000. Mr. Crittenden did not admit any wrongdoing in connection with the matter or disgorge any amount to Citigroup, and he did not face a ban from any future activities. In considering Mr. Crittenden's nomination to our Board, our Corporate Governance Committee reviewed the SEC order and related matters and concluded that they do not raise any concerns about his qualification to serve on our Board.

EXECUTIVE COMPENSATION

Compensation Committee Message

To Our Fellow Stockholders,

Our Company and management team performed well in 2018, against an ambitious set of financial and operating goals. These results earned our executives and incentive-eligible employees a short-term incentive payout slightly above target. Page 47 of this Proxy Statement presents the results for each of the performance metrics of the short-term incentive plan.

The market price of our common stock performed well for much of the year, up 18.7% at September 30, 2018 versus year-end 2017. However, the fourth quarter was difficult for most U.S. equities and our common stock ended the year with a 3.8% annual decrease in market price. Despite the increase in our common stock dividend in 2018, the 12th increase in eight years, total stockholder return for 2018 was -2.9%. As shown in the graph on page 42 of this Proxy Statement, these results nonetheless exceeded market comparisons for both the S&P 500 Insurance Index and the S&P MidCap 400.

Since December 31, 2018, the market price of our common stock has regained all of the fourth quarter losses, with the stock trading in mid-March 2019 at levels comparable to that of September 2018. This encourages us to believe that the fourth quarter stock price performance was largely related to overall market moves.

Short-Term Incentives

For our Executive Team, payouts under our short-term incentive plan are tied solely to corporate performance objectives established at the beginning of each year. These same corporate performance objectives are also used to determine a portion of the incentive compensation paid to other eligible employees, with more senior officers having a higher portion of their incentive tied to corporate performance (versus individual performance) than other participants. The corporate portion of the payout of short-term incentive awards depends on how

actual results compare to those original objectives. Although actual performance exceeded objectives in 2018, the outperformance was less than the outperformance in 2017. This resulted in short-term incentive awards for 2018 that were often less than the awards that were paid for the 2017 performance year, at least in part due to the ambitiousness of 2018's objectives. This type of outcome has the potential to be demotivational, although the Compensation Committee designed the program specifically to avoid automatic compensation escalation and based the design on a pro-stockholder premise that management is paid to create incremental value every year. The Compensation Committee spent significant time in 2018 engaging with management on this issue and considering the benefits and drawbacks of plan modifications. Based on such engagement, the consensus is that our existing short-term incentive plan design is well-understood and considered reasonable and fair throughout the Company. The Compensation Committee, therefore, made no changes to the short-term incentive plan design for fiscal 2019.

For fiscal 2019, we made no changes to the metrics or weightings used in the short-term incentive plan. We believe that this is the right approach to accomplish the 2019 goals set by the Board of Directors. The Compensation Committee will continue to assess the appropriateness of the different components of our short-term incentive plan each year.

As discussed in our proxy statement for the 2018 Annual Meeting of Stockholders, for the 2018 performance year we increased the short-term incentive targets for our Chief Financial Officer and Chief Operating Officer, and also increased the fixed equity award level for our Chief Operating Officer. While the increases were relatively modest, we believe it was important to recognize their outstanding performance not only in taking on more responsibility, but also in providing support more broadly to our CEO and expanding their leadership within the Company.

Long-Term Incentives

The long-term incentive plan for our Executive Team consists of annual equity awards, the grant value of which is set in February of each performance year. The awards are granted the following February, after the close of the performance year. Fifty percent of the equity award is granted in RSUs that vest ratably over three years, and 50% is awarded in PSUs that cliff vest in three years and whose ultimate share payout is tied to the Company's ROAE over the three-year performance period. The total economic payout, however, is heavily dependent on changes to the market price of our common stock over the performance period. The equity awards granted to our Executive Team in February 2019 were consistent with the fixed values approved by the Compensation Committee in February 2018.

The first award of PSUs to our Executive Team was made in February 2016 and vested on March 1, 2019. The number of shares ultimately delivered increased to 123.8% of the number of shares originally awarded, as actual ROAE during the 2016-2018 period of 20.7% exceeded the target ROAE of 18.9%. As previously disclosed, this target was adjusted upward to neutralize for the net financial benefits associated with the Tax Cuts and Jobs Act of 2017 ("Tax Reform"). However, the PSUs are designed to be highly leveraged to our stock price. The total economic payout of the 2016 PSUs benefited meaningfully from the increase in our stock price from $41.88 on the February 23, 2016 grant date to $97.71 on December 31, 2018. The total payout of the 2016 awards was 288.8% of the original grant value (giving effect to the above-target performance as well as the stock price increase over the period), aligned with a return of 133.3% realized by stockholders over the same period, in each case excluding dividends.

Our goal is to select one or more performance metrics for PSUs that are highly correlated to stock price but are largely in management's control and not depending on broader equity market trends. As witnessed in the outcome of the 2016 PSU grant, the choice of ROAE as the performance metric and the current overall design of the plan produced results for our executives that were highly aligned to stockholder returns over the performance period. Drivers of stock performance can change over time, and the Compensation Committee, the Board and management regularly reviewed relevant analyses during 2018 and we will continue to do so. For the 2019 PSU awards, ROAE continues to be the single performance metric.

From time to time, investors have questioned why the ROAE metric is used for PSUs as well as being one of four metrics used in the short-term incentive plan. There are two reasons. One, we want our executives to remain focused on ROAE both in the short-term (ie, one year) and the long-term, and the two plans use different measurement periods. The ROAE objective for the short-term plan is set annually while the long-term plan uses a three-year average target set at the beginning of the performance period. Two, the short-term plan applies to a broader population. All of our officers and certain employees below officer level (around 330 people) received a portion of their annual incentive awards based on the results of the 2018 corporate performance metrics. The Committee and management believe it is healthy to have a common metric and focus for both our executive and non-executive leaders.

The Compensation Committee believes that the current structure and mix of our executive equity program, combined with the ownership guidelines discussed on page 57, are effective in underscoring longer-term value creation.

Other Matters

In addition to executive compensation, the Compensation Committee has oversight responsibility for a broad range of policies and programs that relate to employee compensation. We commend management for their multi-year efforts in creating a quality 401(k) plan, which has resulted in an extremely high employee participation rate of 96% as of June 2018.

Finally, while Primerica provides only limited benefits that could be considered perquisites or "perks," the Compensation Committee recently adopted a Director and Executive Perquisites Policy that is discussed on page 54 of this Proxy Statement.

The Compensation Committee always welcomes the observations and input of our fellow stockholders on matters related to employee compensation and incentives.

COMPENSATION COMMITTEE:







The subsections within this Executive Compensation section are intended to be read together, and each section provides information not included in the others. For background information on the Compensation Committee and its responsibilities, see "Board of Directors — Board Committees — Compensation Committee."

In this Executive Compensation section, the terms "we," "our," and "us" refer to management, the Company and, as applicable, the Compensation Committee.

Compensation Discussion and Analysis ("CD&A")

2018 Highlights

Named Executive Officers

Our named executive officers during fiscal 2018 were:

	Name	Title	Years in Current Role	Company Tenure
	Glenn J. Williams	Chief Executive Officer	4 years	37 years
	Peter W. Schneider	President	4 years	18 years
	Alison S. Rand	Executive Vice President and Chief Financial Officer	19 years	23 years
	Gregory C. Pitts	Executive Vice President and Chief Operating Officer	10 years	33 years
	William A. Kelly	CEO of PFS Investments Inc. ("PFS Investments")	14 years	33 years

Messrs. G. Williams, Schneider and Pitts and Ms. Rand are collectively referred to as the "Executive Team," a management committee that consists of our four highest ranking executives. Mr. Kelly is a member of the Operating Team, a management committee that consists of our next most senior executives. The Chief Executive Officer, and not the Compensation Committee, sets the compensation for Mr. Kelly and the other members of the Operating Team who do not also serve on the Executive Team.

Timeline of Executive Compensation Process

Our executive compensation process begins in the fall, with preparations for the next compensation season. Following the conclusion of our fiscal year at the end of December, the Compensation Committee reviews proposed payouts under previously-established compensation programs in January and finalizes such payouts in February. Some of these compensation awards may be tied to the fiscal year just ended and some of them will be tied to multi-year performance periods. In February, the Compensation Committee also reviews and establishes compensation programs for the new fiscal year or for the commencement of new multi-year performance periods.

Compensation Program Changes

The Compensation Committee approved the following program enhancements for fiscal 2018:

- Increased the short-term target for Ms. Rand from $400,000 to $500,000, resulting in a 5.3% increase in her target direct compensation based on consideration of the additional leadership role she has assumed within the Company along with a comparison to peer compensation data;

- Increased the short-term target for Mr. Pitts from $400,000 to $500,000, and his fixed equity award from $900,000 to $1,000,000, resulting in a 11.1% increase in his target direct compensation based on consideration of the additional leadership role he has assumed within the Company along with a comparison to peer compensation data;

- In light of Tax Reform, eliminated the requirement within the executive compensation program that each Executive Team's incentive award not exceed a designated percentage of operating income before taxes; and

- Adopted a new Director and Executive Perquisites Policy, which outlines the types of items that the Company is required to disclose as perquisites in the proxy statement and requires Compensation Committee approval of all perquisites paid to directors and senior executives.

On March 18, 2019, the Company made a special equity grant to Mr. Kelly of $500,000, equal to 3,989 restricted stock units based on the closing stock price of $125.33 on March 15, 2019. The grant was made under the Second Amended and Restated Primerica, Inc. 2010 Omnibus Incentive Plan (the "Incentive Plan"), and is subject to the terms and conditions of that plan. The RSUs will vest 50% on March 1, 2020 and 50% on March 1, 2021, so long as he remains employed by the Company on such date. The RSUs do not vest upon retirement.

The following table sets forth the short-term and long-term incentive award targets or fixed award values for fiscal 2018 and fiscal 2017:

Name	2018 Short-Term Target	2017 Short-Term Target	2018 Long-Term Fixed Incentive Compensation [1]	2017 Long-Term Fixed Incentive Compensation [2]
Glenn J. Williams	$1,500,000	$1,500,000	$2,750,000	$2,750,000
Peter W. Schneider	$ 850,000	$ 850,000	$1,500,000	$1,500,000
Alison S. Rand	$ 500,000	$ 400,000	$1,000,000	$1,000,000
Gregory C. Pitts	$ 500,000	$ 400,000	$1,000,000	$ 900,000
William A. Kelly	[3]	[3]	[3]	[3]

(1) Fixed value set in February 2018 and awarded in February 2019.
(2) Fixed value set in February 2017 and awarded in February 2018.
(3) Mr. Kelly's total incentive compensation target for fiscal 2018 was $716,107 and for fiscal 2017 was $695,250. His awards were paid 50% in cash and 50% in RSUs.

Total Stockholder Return

As shown in the tables below, the Company has delivered positive return to stockholders and has consistently paid stockholder dividends and repurchased shares of our common stock. In 2018, over $250 million was returned in the form of dividends and share repurchases.





The following graph compares the performance of our common stock to the Standard & Poor's ("S&P") MidCap 400 Index and the S&P 500 Insurance Index by assuming $100 was invested in each investment option as of December 31, 2013. The S&P MidCap 400 Index measures the performance of the United States middle market capitalization equities sector. The S&P 500 Insurance Index is a capitalization-weighted index of domestic equities of insurance companies traded on the NYSE and NASDAQ. The common stock is included in the S&P MidCap 400 index.

Total Stockholder Return



Fiscal 2018 Operating and Financial Results [1]

During fiscal 2018, the Company's operating results were marked by strong performance as well as a 3.7% increase in the size of our life-licensed sales force year-over-year. The following table illustrates the Company's performance in fiscal 2018 relative to its performance in fiscal 2017. Although our year-end stock price reflects the widespread market decline that occurred during December 2018, the closing market price of our common stock reached $127.70 in fiscal 2018.

	Fiscal 2018	Fiscal 2017	Change
Operating Revenues [1]	$ 1,903.6	$ 1,687.8	12.8%
Net Operating Income [1]	$ 324.3	$ 253.9	27.7%
Adjusted Net Operating Income Return on Adjusted Stockholders' Equity (ROAE) [1]	22.8%	20.6%	*
Diluted Adjusted Operating Income Per Share [1]	$ 7.33	$ 5.52	32.8%[2]
Size of Life-Licensed Sales Force at Fiscal Year End	130,736	126,121	3.7%
Market Price Per Share at Fiscal Year End	$ 97.71	$ 101.55	(3.8)%
Total Stockholder Return	(2.9)%	48.0%	*

*   Not applicable
(1)   Includes financial results that were not prepared in accordance with GAAP. See "Reconciliation of GAAP and Non-GAAP Financial Measures" in Exhibit A to this Proxy Statement for a reconciliation to GAAP results.
(2)   Percentage change is calculated prior to rounding per share amounts.

Fiscal 2018 Executive Compensation

The total compensation paid to our named executive officers for fiscal 2018, as set forth under the heading "— Compensation Tables – Summary Compensation Table", is shown below. The Compensation Committee believes that historical compensation trends demonstrate its focus on the alignment of pay and performance. The Chief Executive Officer's 2018 total compensation declined by 1.9% compared to his 2017 total compensation, consistent with the more aggressive corporate performance metric targets used in determining a significant portion of his compensation for fiscal 2018. This does not reflect $500,000 of short-term incentive bonus that was waived by the Chief Executive Officer to fund a new senior field leader incentive program. Giving effect to such waiver, his 2018 total compensation declined by 11.4% compared to his 2017 total compensation.

Name	Title	Total Fiscal 2018 Compensation
Glenn J. Williams	Chief Executive Officer	$5,145,317
Peter W. Schneider	President	$2,997,630
Alison S. Rand	Executive Vice President and Chief Financial Officer	$2,064,893
Gregory C. Pitts	Executive Vice President and Chief Operating Officer	$1,967,364
William A. Kelly	Chief Executive Officer of PFS Investments	$1,311,160

Executive Compensation Practices

The chart below indicates certain highlights of our executive compensation program:

We Do	We Do Not
✓ Base a majority of total compensation on performance	✗ Permit hedging transactions or short sales by executive officers or directors
✓ Set annual corporate performance targets based on objective performance measures	✗ Provide significant perquisites
	✗ Provide tax gross-ups for perquisites
✓ Vest equity awards over time to promote retention	✗ Offer a pension or supplemental executive retirement plan (SERP)
✓ Vest certain equity awards only upon the achievement of objective performance measures	✗ Provide single trigger payments upon change-of-control
✓ Require Executive Team members and non-employee directors to hold our common stock through published stock ownership guidelines	✗ Provide excise tax gross-ups upon change-of-control
✓ Provide only double trigger change-of-control equity acceleration to executives who have change-of-control provisions	
✓ Prohibit pledging of our common stock	
✓ Make equity awards broadly throughout the organization, including on a performance basis to members of our independent contractor sales force	
✓ Mitigate potential dilutive effect of equity awards through a corporate share repurchase program	

Pay-for-Performance

The Compensation Committee structured our 2018 executive compensation program so that a meaningful percentage of compensation is tied to the achievement of challenging levels of both short-term and long-term corporate performance as well as meeting strategic objectives. More than half of the compensation paid to members of our Executive Team is in the form of long-term incentive equity compensation. Further, because our Chief Executive Officer has greater responsibilities than our other named executive officers and is ultimately responsible for the Company's strategic direction and overall results, our pay-for-performance approach provides for a larger portion of the Chief Executive Officer's total compensation to be "at-risk" in the form of performance-based awards.

The following pie charts reflect the mix of salary, target short-term bonus, RSUs and PSUs (based on the fixed award value) as a percentage of total compensation for fiscal 2018 for our Chief Executive Officer and other Executive Team members (based on their aggregate compensation):

CEO



Other ET Members



- ■ Base Salary
- ■ Target Bonus
- ■ RSUs
- ■ PSUs

Corporate Strategy

The Company is a leading provider of financial products to middle-income households in the United States and Canada with 130,736 licensed sales representatives at December 31, 2018. We assist our clients in meeting their needs for term life insurance, which we underwrite, and mutual funds, annuities, managed investments and other financial products, which we distribute primarily on behalf of third parties. We insured approximately five million lives and had over two million client investment accounts at December 31, 2018. Our distribution model uniquely positions us to reach underserved middle-income consumers in a cost-effective manner and has proven itself in both favorable and challenging economic environments.

Our mission is to serve middle-income families by helping them make informed financial decisions and providing them with a strategy and means to gain financial independence. We believe there is significant opportunity to meet the increasing array of financial services needs of our clients. We intend to leverage the sales force to provide additional products and services that meet such client needs, which will drive long-term value for all of our stakeholders. Our strategy is organized across four primary areas:

- • Maximizing sales force growth, leadership and productivity;

- • Broadening and strengthening our protection product portfolio;

- • Providing offerings that enhance our ISP business; and

- • Developing digital capabilities to deepen our client relationships.

Short-Term Corporate Performance Objectives

For purposes of short-term incentive compensation, corporate performance for fiscal 2018 was measured based on four separate objectives, which were derived from the Company's 2018 business plan and corporate strategy. The following table describes the performance metrics and links each metric to the relevant components of the Company's strategy:

		Strategic Objectives			
Corporate Objective	Rationale	Maximize Sales Force Growth, Leadership and Productivity	Broaden and Strengthen our Protection Product Portfolio	Provide Offerings that Enhance our ISP Business	Develop Digital Capabilities to Deepen our Client Relationships
Operating Revenues	Reflects life and securities sales as well as the performance of our insurance in force and assets under management	✓	✓	✓	✓
Net Operating Income	Reflects the overall success of the Company. Unlike earnings per share, which can be affected by management decisions on share repurchases, this measure of earnings is relevant for all of our employees who participate in the incentive plan.	✓	✓	✓	✓
Adjusted Net Operating Income Return on Adjusted Stockholders' Equity (ROAE)	Reflects net operating income performance, as well as the effectiveness of capital management strategies	✓	✓	✓	✓
Size of Life-Licensed Sales Force at Fiscal Year End	Represents recruiting, licensing efficiency, turnover rates and long-term sustainability	✓			

The Board of Directors approves an annual business plan with financial and operational targets. The Compensation Committee typically ties the annual corporate performance targets to the metrics contained in that business plan. The 2018 corporate performance targets were intended to be challenging. Each of the fiscal 2018 performance objectives demonstrated rigor, reflecting values that exceeded actual fiscal 2017 performance.

The weighting of each objective was intended to emphasize areas on which our Compensation Committee expected the management team to focus its attention. Specifically, the size of the life-licensed sales force was given the highest weighting because the Compensation Committee believes that this metric has historically driven the success of the business and it sought to incentivize management to focus on initiatives to grow the sales force. Further, the Compensation Committee believes that this metric reflects "social" factors, which supports the Company's ESG program and is at the heart of the Company's mission to help families become financial independent.

For all corporate performance metrics, payout levels at various levels of performance are:

	Threshold Performance [1]	Target Performance	Maximum Performance [2]
Payout Level	50% of Target	100%	200% of Target

(1) Represents performance at 85% of target, or 90% for the size of the life-licensed sales force
(2) Represents performance at 115% of target, or 110% for the size of the life-licensed sales force

The payout is zero for results below threshold performance and, for results between threshold and maximum levels, the actual payout factor is interpolated. The Compensation Committee intentionally narrowed the performance band for the size of the life-licensed sales force metric compared to the other metrics because it believes that performance in only the narrower band would justify an incentive payout.

The graph below shows the actual results for the fiscal 2018 corporate performance metric for the Executive Team members at 105.9% of target and shows the corporate performance and targeted goal for each metric for fiscal 2018.

Fiscal 2018 Corporate Performance



Targets for fiscal 2018 were aggressive, exceeding fiscal 2017 targets by at least 7.8% and exceeding fiscal 2017 actual performance by at least 6.8% as shown below.

	2018 Target (dollars in millions)	2017 Target (dollars in millions)	% Change	2017 Actual (dollars in millions)	% Change
Operating Revenues	$ 1,910.6	$ 1,666.2	14.7%	$ 1,687.8	13.2%
Net Operating Income	$ 314.0	$ 244.4	28.5%	$ 251.4	24.9%
ROAE	22.0%	20.0%	10.0%	20.6%	6.8%
Life-Licensed Sales Force	135,600	125,828	7.8%	126,121	7.5%

Adjustments to Compensation Targets

Financial measures for the short-term and long-term equity incentive programs are developed based on expectations about our planned activities and reasonable assumptions about the performance of our key business drivers for the applicable period. The Compensation Committee spends considerable time determining appropriate targets for these programs and, because both the Compensation Committee and the Board of Directors believe that management is tasked with reacting appropriately to external challenges, the Compensation Committee is reluctant to change the measures of success during a performance period. As a result, the Compensation Committee does not expect to modify corporate performance targets absent extraordinary circumstances.

From time to time, however, discrete items or events may arise that were not contemplated by these plans or assumptions and that would result in inappropriate executive compensation payouts if such items or events were not given special consideration. Such items or events could include items such as changes in generally accepted accounting principles, restructuring and write-off charges, and the impact of significant unplanned acquisitions or dispositions.

Under the Compensation Committee's adjustment guidelines, the Compensation Committee may adjust the calculation of financial results for these incentive programs to eliminate the effect of the types of items or events described above. In making these adjustments, the Compensation Committee's

policy is to seek to neutralize the impact of the unexpected or unplanned items or events, whether positive or negative, in order to provide consistent and equitable incentive payments that the Compensation Committee believes are reflective of Company performance. In considering whether to make a particular adjustment under its guidelines, the Compensation Committee will review whether the item or event was one for which management was responsible and accountable, treatment of similar items in prior periods, the extent of the item's or event's impact on the financial measure, and the item's or event's characteristics relative to normal and customary business practices.

The Compensation Committee determined that Tax Reform would have resulted in a windfall for our Executive Team members absent an adjustment of targets for the PSU plans that had been adopted prior to December 2017. Therefore, the Compensation Committee increased the 2018 and 2019 ROAE targets that are reflected in the ROAE target for the 2016-2018 and 2017-2019 performance periods as the most effective way of ensuring that these targets reflect the level of performance that was intended when the awards were originally granted.

Personal Performance Objectives

Each member of our Executive Team had personal performance objectives for fiscal 2018 that were approved by our Board of Directors. The goals support the Company's strategic objectives and include matters such as leadership development, the introduction of new products and technology initiatives, strategic planning, and capital deployment. For fiscal 2018, the Compensation Committee did not make any personal performance adjustments to the cash incentive award for any Executive Team member.

Mr. Kelly is not a member of the Executive Team and, as a result, he participates in the general management incentive compensation program.

The Chief Executive Officer approved Mr. Kelly's target incentive award value, as well as Mr. Kelly's personal performance objectives. For executives at his level, incentive compensation is based 55% on corporate performance and 45% on personal performance. Further, the individual payout percentage can range from 0% to 135% of the target award value. For fiscal 2018, the payout factor for Mr. Kelly based on his personal performance was set at 120%.

Payout of Performance Stock Units

Payouts for the 2016-2018 PSU cycle were based on actual ROAE compared to target ROAE during that three year period. The performance achieved against the threshold, target and maximum payouts for the 2016-2018 PSU cycle, and the resulting percentage earned by members of the Executive Team, are set forth below:

	Threshold	Target	Maximum	ACTUAL
Payout Factor	50%	100%	150%	**123.8%**
Performance Range	80% of Target	100% of Target	120% of Target	
Average Operating ROAE from 2016-2018	15.1%	18.9%	22.7%	**20.7%**

The value of the PSU payouts reflects two factors: (1) the number of PSUs earned is based on the Company's performance compared to the targeted ROAE and (2) the value of each PSU earned is based on the Company's stock price on the vesting date. In addition, dividends on the PSU awards accrue during the performance period and are paid in a lump sum following the vesting date. The table below shows the PSU awards granted in 2016 and associated payouts to each executive in terms of both units and value.

		2016-2018 Units		2016-2018 Value	
Name	Title	Original Award	Units Earned	Original Award	Final Payout [1]
Glenn J. Williams	Chief Executive Officer	8,357	10,345	$350,000	$1,010,810
Peter W. Schneider	President	4,059	5,025	$170,000	$ 490,993
Alison S. Rand	EVP and CFO	3,104	3,842	$130,000	$ 375,402
Gregory C. Pitts	EVP and COO	2,865	3,546	$120,000	$ 346,480

(1) The stock price on the date of the PSU award in 2016 was $41.88. On December 31, 2018, the end of the performance period, the closing price of our common stock was $97.71.

The chart below shows our CEO's 2016-2018 PSU award from the grant date value, as adjusted by the Company's performance against the metric set by the Compensation Committee, to realized value, which reflects the increase in the Company's stock price during the performance period.



2016-2018 PSU Award Value: Glenn J. Williams

Say-on-Pay

In 2017, our stockholders approved an annual Say-on-Pay vote. The Company's most recent advisory vote on executive compensation occurred at the 2018 Annual Meeting of Stockholders. Approximately 93.4% of votes cast approved our executive compensation program as described in our proxy statement for the 2018 Annual Meeting of Stockholders, and the Compensation Committee has not taken any action in response to that Say-on-Pay vote.

Tax Implications

The Compensation Committee has historically considered Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), in structuring incentive compensation. In late 2017, Section 162(m) was amended to provide that beginning in 2018 any compensation over $1 million that is paid to any of our executive officers, whether or not such compensation is "performance-based", is not deductible. Although the new rules included certain grandfathering provisions, the Company was not able to take advantage of those provisions due to the adjustments of the targets discussed under "—Adjustments to Compensation Targets." While the Compensation Committee believes that tax deductibility of compensation is an important consideration, the ultimate goal of the Compensation Committee is to provide compensation that is in the best interests of the Company. Therefore, to maintain flexibility to compensate our executives in a manner designed to promote long-term corporate goals and objectives, the Compensation Committee has not adopted a policy with respect to the deductibility of executive compensation or requiring that executive compensation have favorable accounting treatment to the Company.

Compensation Program Objectives

Our executive compensation program was designed to achieve the following four primary objectives:

Compensation Program Objective	How Objective is Achieved
Motivate and reward executives when they deliver desired business results and stockholder value	Incentive compensation is tied directly to corporate performance and the achievement of strategic objectives.
Align executive and stockholder interests over the long-term	Equity-based incentive awards are tied to performance and their value increases with stock price appreciation. All named executive officers receive time-based RSUs. Fifty percent of the value of equity grants to Executive Team members is awarded in the form of PSUs, which are delivered following completion of the three-year performance period only upon achievement of one or more performance goals. All members of the Executive Team are also subject to mandatory stock ownership guidelines. This further links executive performance with stockholder interests.
Avoid pay programs that may encourage excessive or unreasonable risk-taking, misalign the timing of rewards and performance, or otherwise fail to promote the creation of long-term stockholder value	The range of performance and payout levels is linear, so that management is not encouraged to take excessive risk to reach a higher level of achievement. In addition, there is a cap for the maximum performance at each level.
Attract and retain the very best executive talent	Executive pay is designed to be competitive and performance-based. Executives are held accountable for results and rewarded above target levels when goals are exceeded. When goals are not met, incentive compensation awards are below target levels.

Company Tenure

Most of the members of the Company's management team have been with the Company for many years, and the tenure of the Company's named executive officers ranges from 18 years to 38 years, with an average tenure of over 29 years. The Company's management and the Compensation Committee both believe that the long tenure of a talented executive management team has been an important element in the Company consistently achieving its production and financial goals. In addition, long tenure enabled the Company to avoid the costs of turnover. Further, we believe that tenure is an important factor in the Company's successful of its business strategies. The Company's distribution model is unique and understanding the nuances of a large and diverse sales force can take many years. The Company's compensation policies are designed to promote this long tenure, which the Compensation Committee believes benefits the Company's stockholders. At the same time, the Corporate Governance Committee oversees succession planning and talent development, and members of the Corporate Governance Committee receive regular updates from management to ensure that the Company is growing future leaders.

Compensation Elements

The elements of the fiscal 2018 executive compensation program for our named executive officers are described below.

Pay Element	Base Salary	Bonus	RSUs	PSUs
Type of Performance	Short-term emphasis		Hybrid of short-term and long-term emphasis	Long-term emphasis
Who Receives	All executives			Executive Team members
When Granted	Reviewed annually	February 2019 for 2018 performance	February 2019	February 2019
How Grant Determined	N/A	• Operating revenues • Net operating income • ROAE • Life sales force	Fixed grant values set in February 2018. [1]	Fixed grant values set in February 2018
Performance Period	Ongoing	One year	Vest over three years	2019-2021
How Payout Determined	Judgment	N/A	N/A	ROAE
When Delivered	Semi-monthly	March 2019	Annually on March 1	In March 2022 after completion of the three-year performance period
Form of Delivery	Cash		Equity	Equity

(1) Under the general management incentive compensation program in which Mr. Kelly participates, equity awards are tied to the same corporate performance measures as cash awards.

Compensation Elements: Base Salary

Base salary is a fixed amount based on an individual's skills, responsibilities and experience. The Compensation Committee generally reviews these amounts in February of each year and intends for them to provide a competitive fixed rate of pay recognizing different levels of responsibility. The annual salaries of the members of our Executive Team were unchanged for fiscal 2018, fiscal 2017 and the fiscal year ended December 31, 2016 ("fiscal 2016"). See "— Fiscal 2018 Executive Compensation."

Compensation Elements: Performance-Based Awards

Incentive awards are granted to reward executives for achieving critical corporate and strategic goals. A portion of the incentive awards are equity-based to motivate executives to create long-term stockholder value. Together, cash and equity incentive awards represent the majority of the compensation paid to our named executive officers.

The executive compensation program is divided into a short-term cash incentive program and a long-term equity incentive program. For our Executive Team, cash incentive targets for fiscal 2018 performance were set by the Compensation Committee in February 2018. In February 2019, the Compensation Committee determined the cash incentive award to each Executive Team member based on the achievement of the Company's previously established fiscal 2018 corporate performance objectives, with an adjustment of up to 20% (upward or downward) based on personal performance. For fiscal 2018, the Compensation Committee did not make any personal performance adjustments to the cash incentive award for any Executive Team member.

The value of the long-term equity incentive award granted to each member of our Executive Team in February 2019 was based on fixed award values that were set by the Compensation Committee in February 2018. The Compensation Committee further determined to grant the award 50% in the form of RSUs and 50% in the form of PSUs. The value of the PSUs will only be recognized if the Company achieves specified levels of ROAE over the years 2019 through 2021.

The Compensation Committee selected ROAE as the sole performance metric because it incorporates both earnings performance and the effective use of capital, and management believes it is the single measure by which the Company is most assessed by major investors. The use of this metric allows our stockholders to evaluate our financial achievements relative to other organizations. We believe this metric has a significant influence on the value our stockholders place on the Company. The Compensation Committee intends to reevaluate the performance metric(s) used for PSUs every grant year.

For Mr. Kelly, 55% of incentive compensation was tied to corporate performance and 45% of incentive compensation was tied to personal performance. His incentive award is delivered 50% in cash and 50% in RSUs.

A visual depiction of our Executive Team incentive award formula is set forth below (with the Chief Executive Officer's short-term award for fiscal 2018 performance and fixed long-term award in February 2019 in italics as an example).

SHORT-TERM

Target Cash Award		% Achievement of Corporate Performance Objectives		Preliminary Cash Payout		+/- 20% adjustment for personal performance		Final Cash Payout
$1,500,000	x	105.9%	=	$1,588,500	x	0%	=	$1,588,500 [1]

LONG-TERM

Fixed Equity Award		50% of award value granted in the form of RSUs	/	Closing price on date of grant	=	# of RSUs Granted
	x	$1,375,000	/	$122.62	=	11,213
$2,750,000	x	50% of award value granted in the form of PSUs	/	Closing price on date of grant	=	# of PSUs Granted
		$1,375,000		$122.62		11,213

(1) The final cash payout as approved by the Compensation Committee was $1,588,500, but the Chief Executive Officer waived $500,000 of short-term incentive bonus to fund a new senior field leader incentive program.

The table below sets forth the fiscal 2018 target awards or, for members of the Executive Team, the February 2019 fixed equity awards, as well as each executive's total target/fixed incentive award as a percentage of salary.

Name	Annual Salary (1)	Fiscal 2018 Target Cash Award	February 2019 Equity Award	Total Target Incentive Award	Total Target Incentive Award as a Percentage of Salary
Glenn J. Williams	$750,000	$1,500,000	$2,750,000[2]	$4,250,000	566.7%
Peter W. Schneider	$550,000	$ 850,000	$1,500,000[2]	$2,350,000	427.3%
Alison S. Rand	$500,000	$ 500,000	$1,000,000[2]	$1,500,000	300.0%
Gregory C. Pitts	$500,000	$ 500,000	$1,000,000[2]	$1,500,000	300.0%
William A. Kelly	$477,405	$ 358,054	$ 358,054[3]	$ 716,108	150.0%

(1) Reflects annual base salary as of April 1, 2018.
(2) The fixed award values were set in February 2018 and the awards were granted in February 2019. The award value was granted 50% in PSUs, of which between 0 and 150% will be delivered to the named executive officer after the completion of the 2019-2021 performance period.
(3) Reflects the target equity value of the February 2019 award.

The grant date of each stock award is the date the final award (as opposed to the fixed value of the award) is approved by the Compensation Committee. We do not coordinate equity grants with the release of material information. Further, we do not accelerate or delay equity grants in response to material information, nor does the Company delay the release of material information for any reason related to the granting of equity awards. All incentive compensation awards were made under the Second Amended and Restated Primerica, Inc. 2010 Omnibus Incentive Plan, referred to herein as the Incentive Plan, which was approved by our stockholders on May 17, 2017.

Compensation Elements: Benefits

As with other employees, our named executive officers are eligible to participate in our employee health benefit programs, including health and dental insurance plans and a life insurance program, on the same terms as regular employees. In addition, all regular employees, including our named executive officers, receive dividends on unvested RSUs and are entitled to a Company match of employee contributions to our 401(k) plan.

Compensation Elements: Perquisites

The Company provides only limited perquisites to our executive officers. In fiscal 2018, the Compensation Committee reviewed executive perquisites and adopted a new Director and Executive Perquisites Policy. This policy outlines the items that the Company is required to disclose as perquisites in the proxy statement and requires Compensation Committee approval of all perquisites paid to directors and senior executives. During fiscal 2018, perquisites primarily included spousal travel to Company events, executive physicals and entertainment and gifts provided during Company-sponsored events.

The Compensation Setting Process

Historical Compensation

The Compensation Committee reviews historical compensation for the named executive officers at least annually. The Compensation Committee uses this information, which sets forth the components of executive compensation over time, as a basis for understanding the history of our executive compensation and the potential impact of recommended changes to the elements of our executive compensation program.

Use of a Peer Group

The Compensation Committee reviews executive compensation at peer companies as part of its process of evaluating and setting compensation for members of our Executive Team. The Compensation Committee does not seek to benchmark or set compensation at any specific level relative to the peer data. Instead, the Compensation Committee uses this information primarily as background with respect to compensation plan design decisions and as a general reference point for pay levels.

In selecting peer companies, the Compensation Committee sought companies operating in similar industries (life insurance, financial services), with a similar business model (target customer, independent sales force and profitability) and similar size (revenue and market capitalization) as well as the marketplace for certain skills needed by our executives (direct marketing). This approach reflects the uniqueness and complexity of Primerica's product and service mix, as opposed to focusing on a more narrow view of Primerica as a traditional life insurance company, and it enables the Compensation Committee to make judgments based on the type of business in

which the Company is engaged. Because of the unique nature of our business model, not all selected peer companies fit all identified criteria. The peer group for fiscal 2018 executive compensation was unchanged from that used in fiscal 2017.

Although used as a primary basis for developing a peer group by certain proxy advisory firms, the Compensation Committee did not consider the Global Industry Classification Standard ("GICS") code of potential peer companies. Although the Company's GICS code characterizes it as an insurance company, the GICS code of many of the peers classifies them as diversified financial services companies. As a result, the peer group considered by the Compensation Committee may differ from the peer group considered by certain proxy advisory firms.

In fiscal 2017, the Compensation Committee completed a peer group compensation analysis based on individual executive comparisons. The Compensation Committee considered these analyses and findings as part of its overall decision-making process regarding fiscal 2018 executive compensation. The peer group compensation analysis will next be completed during fiscal 2019.

The compensation peer group for fiscal 2018 is set forth below:

Life and Health Insurance	Investment Banking and Brokerage	Asset Management and Custody Banks	Direct Marketing
American Equity Investment Life Holding Co.	LPL Financial Holdings Inc.	Ameriprise Financial, Inc.	Nu Skin Enterprises Inc.
FBL Financial Group Inc.	Raymond James Financial, Inc.	Eaton Vance Corp.	Tupperware Brands Corporation
Torchmark Corporation	Stifel Financial Corp.	Waddell & Reed Financial, Inc.	
	TD Ameritrade Holding Corporation		

Insurance Survey

The Compensation Committee annually reviews an aggregated insurance industry compensation survey that shows compensation levels for insurance companies of various sizes. The Compensation Committee uses this information as additional background data and as a general reference point for pay levels.

Compensation Consultant

The Compensation Committee retained Pearl Meyer as its independent compensation consultant for fiscal 2018. Pearl Meyer reviewed management recommendations regarding compensation programs, provided competitive market data and information regarding peer companies, assessed proposed plan designs, provided periodic updates on trends and developments in executive compensation and made recommendations with respect to executive compensation. Pearl Meyer does not provide services to management or the Company, but management works closely with Pearl Meyer as requested by and on behalf of the Compensation Committee.

In accordance with SEC requirements, the Company has affirmatively determined that no conflicts of interest exist between the Company and Pearl Meyer (or any individuals working on the Company's account on Pearl Meyer's behalf). In reaching such determination, the Company considered the following enumerated factors, all of which were attested to or affirmed by Pearl Meyer:

- During fiscal 2018, Pearl Meyer provided no services to, and received no fees from, the Company other than in connection with the engagement;

- The amount of fees paid or payable by the Company to Pearl Meyer in respect of the engagement represented (or are reasonably certain to represent) less than 0.5% of Pearl Meyer's total revenue for fiscal 2018;

- Pearl Meyer has adopted and put in place adequate policies and procedures designed to prevent conflicts of interest, which policies and procedures were provided to the Company;

- There are no business or personal relationships between Pearl Meyer or any of the individuals on the team working with the Company, on the one hand, and any member of the Compensation Committee other than in respect of the engagement, on the other;

- There are no business or personal relationships between Pearl Meyer or any of the individuals on the team working with the Company, on the one hand, and any executive officer of the Company other than in respect of the engagement, on the other; and

- Neither Pearl Meyer nor any of the individuals on the team working with the Company owns our common stock.

Management's Role in Setting Executive Compensation

Our Chief Executive Officer participated in setting the compensation of our other Executive Team members for fiscal 2018 by providing feedback on each individual's personal performance and making compensation recommendations to the Compensation Committee and he set the compensation for Mr. Kelly. Our named executive officers do not directly participate in determining their compensation, although they provide the Compensation Committee, and the Chief Executive Officer, as appropriate, with detailed reports on their personal achievements during the year. In making his recommendations, our Chief Executive Officer considered the individual's performance and past contributions to the Company and the achievement of the Company's strategic objectives, the potential future contribution of the individual to the Company, and achievement of the Company's business and financial goals, including the potential for the individual to make even greater contributions to the Company in the future than he or she has in the past, the risk that the individual may be recruited by a competitor, and market compensation data. With respect to our Executive Team members, the Compensation Committee discussed these recommendations with our Chief Executive Officer and in executive session with its independent compensation consultant.

In addition, the Compensation Committee has delegated to our Chief Executive Officer and President authority to approve, within defined maximum award limits and outside of the annual equity award process, grants of equity awards to employees other than our named executive officers.

Post-Employment Compensation

The Company has no executive deferred compensation plan or defined pension plan and has no agreements that trigger payouts solely due to a change in control of the Company. The Compensation Committee has approved employment agreements with each member of our Executive Team that provide for severance and, in some cases, change of control benefits if the officer's employment terminates upon a qualifying event or circumstance, such as being terminated without cause or leaving employment for good reason. Additional information regarding the employment agreements is found under "— Employment Agreements" below, and a quantification of benefits that would have been received by our named executive officers had termination occurred on December 31, 2018 is found under "— Potential Payments and Other Benefits Upon Termination or Change of Control."

The Compensation Committee believes that severance benefits are an important part of a competitive overall compensation arrangement for our Executive Team members and are consistent with the objective of attracting, motivating and retaining highly talented executives. The Compensation Committee also believes that such benefits will help to secure the continued employment and dedication of our Executive Team members, mitigate concern

that they might have regarding their continued employment prior to or following a change of control, and encourage independence and objectivity when considering possible transactions that may be in the best interests of our stockholders but may possibly result in the termination of their employment. Finally, the Compensation Committee believes that post-employment non-disclosure, non-competition and non-solicitation covenants to which our Executive Team members have agreed in consideration for the Company providing these severance benefits are highly beneficial to the Company.

Compensation Policies

Compensation Clawbacks

The Incentive Plan provides that the Compensation Committee may require the reimbursement of cash or forfeiture of equity awards if it determines that an award that was granted, vested or paid based on the achievement of performance criteria would not have been granted, vested or paid absent fraud or misconduct, an event giving rise to a restatement of the Company's financial statements or a significant write-off not in the ordinary course affecting the Company's financial statements. The Company will adopt a clawback policy as required by the SEC in a manner consistent with final rules expected to be adopted in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act").

Stock Ownership

Stock Ownership Guidelines

The Compensation Committee recognizes the critical role that executive stock ownership has in aligning the interests of management with those of our stockholders. As such, we maintain stock ownership guidelines under which our Executive Team members are required to acquire and hold our common stock in an amount representing a multiple of base salary. In determining compliance with these guidelines, stock ownership includes shares beneficially owned by the participant (or by immediate family members) as well as unvested RSUs. Until the ownership guidelines are satisfied, our Executive Team members are required to hold 75% of the net shares received under the Company's equity-based incentive compensation program (after having shares withheld to satisfy taxes associated with the exercise of options and the vesting RSUs). The Compensation Committee reviews compliance with our stock ownership guidelines at least annually.

PSUs, which represent 50% of the annual equity award to members of our Executive Team, and stock options do not count towards satisfaction of the guidelines. The Compensation Committee believes that it is general industry practice to exclude PSUs and stock options from the calculation of stock ownership for purposes of the guidelines, since their dependency on stock price and/or future performance makes their realization, and the amount that may be realized, highly uncertain. As a result, the current holdings reflected below do not represent actual interests in our common stock.

The following table sets forth the minimum stock ownership requirements and current holdings for our Executive Team members as of March 1, 2019.

	Ownership Guideline (as a multiple of base salary)	Status as of March 1, 2019
Glenn J. Williams	5.0x	17.0x
Peter W. Schneider	3.5x	11.0x
Alison S. Rand	2.5x	7.7x
Gregory C. Pitts	2.5x	7.0x

The stock ownership of each of our Executive Team members exceeds the required ownership guidelines. Our non-employee directors are also subject to stock ownership guidelines, which are described under "Board of Directors – Director Compensation – Director Stock Ownership Guidelines."

Hedging, Pledging and Insider Trading Policy

Our insider trading policy expressly bars ownership of financial instruments or participation in investment strategies that hedge the economic risk of owning our common stock. We also prohibit officers and directors from pledging Primerica securities as collateral for loans. In addition, we prohibit our officers, directors and employees from purchasing or selling Primerica securities while in possession of material, non-public information, or otherwise using such information for their personal benefit.

Pre-Set Trading Plans

Our executives and directors are permitted to enter into trading plans that are intended to comply with the requirements of Rule 10b5-1 of the Exchange Act so that they can prudently diversify their asset portfolios and exercise their stock options before scheduled expiration dates. During fiscal 2018, all of our named executive officers were parties to Rule 10b5-1 trading plans that provided for the sale of shares at certain designated prices or on certain designated dates. The purpose of such plans was to enable our executive officers to recognize the value of their compensation and diversify their holdings of our common stock during periods in which they would otherwise be unable to buy or sell such stock because important information about Primerica had not been publicly released.

Equity Awards to Sales Representatives

The Compensation Committee has delegated to our Chief Executive Officer authority to approve, within defined maximum award limits, widespread performance-based grants to members of the sales force, who are independent contractors of the Company. The sales force awards are determined based on specific formulas that are intended to motivate performance, and factors include successful life insurance policy acquisitions and sales of investment and savings products. The following chart details all equity awards, including awards to the sales force, granted by the Compensation Committee in fiscal 2018.

Number of Equity Awards	Type of Equity Award	Recipient Group
124,471	RSUs	Sales Force
60,147	RSUs	Management Employees, Other Than Named Executive Officers
34,611	RSUs	Named Executive Officers
30,579	PSUs	Executive Team Members
10,540[1]	RSUs (or Deferred Stock Units in lieu thereof)	Board of Directors

(1) Excludes deferred stock units granted in lieu of cash payments or pursuant to dividend reinvestment.

Risks Related to Compensation Policies and Practices

The Compensation Committee has assessed our compensation programs for all employees, including our named executive officers, and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. As part of its review, the Compensation Committee discussed with management the ways in which risk is effectively managed or mitigated as it relates to our compensation programs and policies. The following factors supported the Compensation Committee's conclusion:

- Oversight of programs (or components of programs) by independent committees of our Board, including the Compensation Committee;

- Internal controls that are designed to keep our financial and operating results from being susceptible to manipulation by any employee, including our named executive officers;

- Discretion provided to our Board and the Compensation Committee to set targets, monitor performance and determine final payouts;

- Oversight of Company activities by a broad-based group of functions within the organization, including Human Resources, Finance and Legal and at multiple levels within the organization (both corporate and business unit/region);

- A mixture of programs that provide focus on both short- and long-term goals and that provide a mixture of cash and stock-based compensation;

- Multiple measures in the short-term incentive plan, and multiple award types in the long-term incentive plan;

- Incentive awards focused primarily on the use of reportable and broad-based financial metrics, with no one factor receiving an excessive weighting;

- Capped incentive payouts;

- Time-based and, with respect to Executive Team members, performance-based vesting conditions with respect to equity awards;

- Executive stock ownership requirements;

- Clawback provisions in the Incentive Plan; and

- The long-term ownership interests in the Company held by certain of our key executive officers.

The Compensation Committee has determined that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

Each of Mr. Mason, Ms. Perez and Ms. Yastine has served as a member of the Compensation Committee during all of fiscal 2018, and Mr. Crittenden has served as a member of the Compensation Committee since November 2018. None of the current or former members of the Compensation Committee is a former or current officer or employee of the Company or any of its subsidiaries.

Compensation Committee Report [1]

The Compensation Committee participated in the preparation of the CD&A and reviewed and discussed successive drafts with management. Following completion of this process, the Compensation Committee recommended to our Board of Directors that the CD&A be included in the 2018 Annual Report and this Proxy Statement.

COMPENSATION COMMITTEE:

Barbara A. Yastine, *Chair*
Gary Crittenden
Mark Mason
Beatriz R. Perez

---

(1) The material in the Compensation Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement or any portion hereof into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Compensation Tables

Summary Compensation Table

The following table describes total compensation earned during fiscal 2018, fiscal 2017 and fiscal 2016 for our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)
Glenn J. Williams	2018	$750,000	—	$2,749,841[1]	—	$1,588,500[2]	$3,128[3]	$53,848[4]	$5,145,317
Chief Executive Officer	2017	$750,000	—	$2,749,942[5]		$1,684,500[6]	$2,526[3]	$58,667	$5,245,635
	2016	$750,000	—	$1,399,965[7]	$411,674[8]	$1,977,000[9]	$2,893[3]	$45,963	$4,587,495
Peter W. Schneider	2018	$550,000	—	$1,499,804[1]	—	$ 900,150[2]	$3,860[3]	$43,816[4]	$2,997,630
President	2017	$550,000	—	$1,149,952[5]		$ 954,550[6]	$3,147[3]	$41,457	$2,699,106
	2016	$550,000	—	$ 807,488[7]	$124,973[8]	$1,120,300[9]	$3,681[3]	$35,326	$2,641,768
Alison S. Rand	2018	$500,000	—	$ 999,869[1]	—	$ 529,500[2]	—	$35,524[4]	$2,064,893
Executive Vice President and	2017	$500,000	—	$ 999,994[5]		$ 449,200[6]	—	$33,604	$1,982,798
Chief Financial Officer	2016	$500,000	—	$ 604,455[7]	$103,208[8]	$ 527,200[9]	—	$30,468	$1,765,331
Gregory C. Pitts	2018	$500,000	—	$ 899,923[1]	—	$ 529,500[2]	—	$37,941[4]	$1,967,364
Executive Vice President and	2017	$500,000	—	$ 899,914[5]		$ 449,200[6]	—	$37,478	$1,886,592
Chief Operating Officer	2016	$500,000	—	$ 557,967[7]	$ 95,269[8]	$ 527,200[9]	—	$29,559	$1,709,995
William A. Kelly	2018	$475,088	—	$ 405,418[1]	—	$ 401,897[2]	—	$28,757[4]	$1,311,160
President, PFS Investments	2017	$461,250	—	$ 426,868[5]	—	$ 405,487[6]	—	$28,737	$1,322,342
	2016	$450,000	—	$ 408,498[7]	—	$ 426,904[9]	—	$25,745	$1,311,147

(1) For Executive Team members, represents a fixed value of time-based RSUs and PSUs granted in February 2018. The fixed value is split equally between time-based RSUs and PSUs. If maximum performance is achieved over the three-year performance period, then the executive would receive shares of our common stock representing 150% of the PSU awards. This results in PSUs with a grant date value of a maximum of $2.1 million for Mr. Williams, $1.1 million for Mr. Schneider, $750,000 for Ms. Rand and $675,000 for Mr. Pitts. For Mr. Kelly, represents time-based RSUs granted in February 2018 for performance in fiscal 2017. The per share value of each RSU and PSU was the closing price of our common stock on the trading day immediately preceding the grant date. See "Executive Compensation – Compensation Discussion & Analysis ("CD&A") – Fiscal 2018 – Adjustment of Compensation Targets" for a discussion of certain adjustments that were made to the PSUs as a result of Tax Reform.

(2) Represents incentive awards paid in cash in March 2019 for performance in fiscal 2018. For Mr. Williams, reflects the amount approved by the Compensation Committee; Mr. Williams waived $500,000 of short-term incentive bonus to fund a new senior field leader incentive program.

(3) Represents the positive changes in the present value of the pension benefits for each named executive officer under The Citigroup Pension Plan and The Travelers Retirement Benefits Equalization Plan (the "Travelers Nonqualified Plan"). The amount of each named executive officer's above-market or preferential earnings on compensation that was deferred on a basis that was not tax-qualified was $0.

(4) Perquisites and personal benefits included executive healthcare benefits, spousal travel and entertainment and gifts provided in connection with Company-sponsored agent meetings, none of which exceeded the greater of $25,000 or 10% of the total. All Other Compensation also includes dividends paid on unvested equity awards and the 401(k) plan matching contribution for the 2018 plan year as set forth below

Name	Dividends on Unvested Equity Awards	401(k) Match
Glenn J. Williams	$34,326	$13,750
Peter W. Schneider	$18,103	$13,750
Alison S. Rand	$13,769	$13,750
Gregory C. Pitts	$12,566	$13,750
William A. Kelly	$11,513	$13,750

(5) Represents time-based RSUs and, for Executive Team members, PSUs granted in February 2017 for performance in fiscal 2016. The per share value of each RSU and PSU was the closing price of our common stock on the trading day immediately preceding the grant date. If maximum performance is achieved over the three-year performance period, then the executive would receive shares of our common stock representing 150% of the PSU awards. This results in PSUs with a grant date value of a maximum of $2.1 million for Mr. Williams, $862,500 for Mr. Schneider, $750,000 for Ms. Rand and $675,000 for Mr. Pitts. See "Executive Compensation – Compensation Discussion & Analysis ("CD&A") – Fiscal 2018 – Adjustment of Compensation Targets" for a discussion of certain adjustments that were made to the PSUs as a result of Tax Reform.
(6) Represents incentive awards paid in cash in March 2018 for performance in fiscal 2017.
(7) Represents time-based RSUs and, for Executive Team members, PSUs granted in February 2016 for performance in the fiscal year ended December 31, 2015 ("fiscal 2015"). The per share value of each RSU and PSU was the closing price of our common stock on the trading day immediately preceding the grant date. If maximum performance is achieved over the three-year performance period, then the executive would receive shares of our common stock representing 150% of the PSU awards. This results in PSUs with a grant date value of a maximum of $525,000 for Mr. Williams, $255,000 for Mr. Schneider, $195,000 for Ms. Rand and $180,000 for Mr. Pitts. See "Executive Compensation – Compensation Discussion & Analysis ("CD&A") – Fiscal 2018 – Adjustment of Compensation Targets" for a discussion of certain adjustments that were made to the PSUs as a result of Tax Reform.
(8) Represents time-based non-qualified stock options granted in February 2016 for performance in fiscal 2015. For the valuation assumptions underlying the awards, see the Company's audited financial statements for the fiscal 2016 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2016.
(9) Represents incentive awards paid in cash in March 2017 for performance in fiscal 2016.

Salary (Column C)

Reflects base salary earned by our named executive officers.

Bonus (Column D)

Primerica has not awarded any non-incentive compensation (other than salary) to our named executive officers.

Stock Awards (Column E)

The dollar amounts for the awards represent the grant date fair value computed in accordance with GAAP, which is consistent with the value that the Compensation Committee considered when they determined the size of the awards except for minor discrepancies due to the inability to issue a fractional stock award. The ultimate value of the award will depend on the price of our common stock on the date that the award vests. Details about fiscal 2018 awards are included in the "Fiscal 2018 Grant of Plan-Based Awards Table." All time-based RSUs are scheduled to vest in equal annual installments over three years.

Option Awards (Column F)

The dollar amounts for the awards represent the grant date fair value computed in accordance with GAAP and will vary from the actual amount ultimately realized by our named executive officers. We are required by the SEC to disclose this amount; it is not the value that the Compensation Committee considered when they determined the size of the awards. All stock options are scheduled to vest in equal annual installments over three years.

Non-Equity Incentive Plan Compensation (Column G)

These amounts reflect non-equity incentive plan compensation awards, which were earned by our named executive officers under the Incentive Plan based on corporate and personal performance during fiscal 2018, fiscal 2017 and fiscal 2016. They were approved by the Compensation Committee (or, for Mr. Kelly, our Chief Executive Officer) in February 2019, February 2018 and February 2017, respectively.

Change in Pension Value and Nonqualified Deferred Compensation Earnings (Column H)

These amounts represent the positive changes in the present value of the pension benefits for each named executive officer under The Citigroup Pension Plan and the Travelers Nonqualified Plan, which the executives participated in prior to the IPO. These benefits are all provided under Citigroup plans; Primerica does not have a pension plan or a deferred compensation plan.

All Other Compensation (Column I)

These amounts reflect the combined value of each named executive officer's perquisites, personal benefits and compensation that is not otherwise reflected in the table.

Fiscal 2018 Grants of Plan-Based Awards Table

The following table provides information about each grant of plan-based awards made to our named executive officers during fiscal 2018. Each of the incentive awards was granted under, and is subject to the terms of, the Incentive Plan. Awards granted under the Incentive Plan are transferable only to trusts established solely for the benefit of the grantee's family members or to a beneficiary of a named executive officer upon his or her death. For a description of the material terms of the awards, see "Executive Compensation – Compensation Discussion and Analysis ("CD&A") – Fiscal 2018 Executive Compensation."

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units (#) [3]	Grant Date Fair Value of Stock Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)
Glenn J. Williams									
• Short-Term Incentive Plan	[4]	N/A	$1,500,000	$3,000,000					
• PSUs	2/26/18				6,837	13,674	20,511		$1,374,921
• Time-Based RSUs	2/26/18							13,674	$1,374,921
Peter W. Schneider									
• Short-Term Incentive Plan	[4]	N/A	$ 850,000	$1,700,000					
• PSUs	2/26/18				3,729	7,458	11,187		$ 749,902
• Time-Based RSUs	2/26/18							7,458	$ 749,902
Alison S. Rand									
• Short-Term Incentive Plan	[4]	N/A	$ 500,000	$1,000,000					
• PSUs	2/26/18				2,486	4,972	7,458		$ 499,935
• Time-Based RSUs	2/26/18							4,972	$ 499,935
Gregory C. Pitts									
• Short-Term Incentive Plan	[4]	N/A	$ 500,000	$1,000,000					
• PSUs	2/26/18				2,237	4,475	6,712		$ 449,961
• Time-Based RSUs	2/26/18							4,475	$ 449,961
William A. Kelly	[4]	N/A	$ 358,054	$ 826,137	N/A	N/A	N/A		
• Time Based RSUs	2/26/18							4,032	$ 405,418

(1) Represents cash incentive award amounts for each named executive officer for performance in fiscal 2018 that were paid in March 2019.

(2) For members of our Executive Team, represents PSUs that will be paid out in 2021 based on the Company's ROAE for the performance period of 2018 through 2020. See "Executive Compensation – Compensation Discussion & Analysis ("CD&A") – Fiscal 2018 – Adjustment of Compensation Targets" for a discussion of certain adjustments that were made to the PSUs as a result of Tax Reform. For Mr. Kelly, represents RSUs awarded in February 2018 for performance in fiscal 2017.

(3) Represents time-based RSUs granted under the incentive compensation plan in February 2018.

(4) The Compensation Committee approved the 2018 incentive compensation program on February 26, 2018. Grants under the program were made on February 26, 2019.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Columns C, D and E)

These amounts reflect the annual incentive compensation amounts that could have been earned under the Incentive Plan during fiscal 2018 based upon the achievement of performance goals. The target and maximum levels for Executive Team members are set annually by the Compensation Committee and no cash incentive award is paid if threshold levels of corporate performance are not met. For Mr. Kelly, the target amount is set annually by the Chief Executive Officer and the incentive program provides for a maximum payout of 200% of target for corporate performance and 135% of target for individual performance. Further, no cash incentive award is paid if threshold levels of corporate performance are not met. The annual cash incentive compensation earned in fiscal 2018 by our Executive Team members was approved by the Compensation Committee in February 2019 and paid in March 2019. These amounts are reflected in column (G) of the "Summary Compensation Table."

Estimated Future Payouts Under Equity Incentive Plan Awards (Columns F, G and H)

For our Executive Team members, these amounts reflect the PSUs that were awarded in February 2018. Shares of common stock underlying those awards will be delivered in March 2021 only if pre-established performance goals are satisfied over the three year performance period of 2018 through 2020. The number of shares of common stock ultimately delivered will range from 0% to 150% of the number of PSUs, depending on performance. For Mr. Kelly, the incentive award is paid 50% in cash and 50% in equity so these amounts are identical to those disclosed under Columns C, D and E and the estimated future payouts cannot be disclosed as a number of awards.

All Other Stock Awards (Column I)

For Executive Team members, this column represents time-based RSUs granted in February 2018. For Mr. Kelly, this column represents time-based RSUs granted in February 2018 for fiscal 2017 performance. The restrictions on these RSUs lapse in equal installments on March 1 of each of the subsequent three years. Further, the restrictions on the RSUs lapse automatically upon the death of the grantee and upon the retirement of any employee so long as he or she is at least 55 years of age and his or her age plus years of service equals at least 75. Upon disability of the grantee, the RSU continues to vest for 12 months and, if the grantee remains on approved disability leave, then the unvested portion vests as of the first anniversary of the commencement of such disability leave. Holders of RSUs do not have the right to vote or dispose of their RSUs, but the awards do receive dividend equivalents.

Grant Date Fair Value of Stock Awards (Column J)

The grant date fair value of RSUs in this table is equal to the number of time-based RSUs awarded multiplied by the closing price of our common stock on the trading day immediately preceding the grant date.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding equity awards outstanding as of December 31, 2018, based on the closing price of our common stock on that date of $97.71 per share.

		Option Awards				Stock Awards			
								Equity Incentive Plan Awards	
		Number of Securities Underlying Unexercised Options (#)							
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Glenn J. Williams	02/24/16	—	16,715[1]	$41.88	2/24/2026	8,357[1]	$ 816,562	10,345[4]	$1,010,810[7]
	02/16/17	—	—	—	—	11,394[2]	$1,113,308	17,091[5]	$1,669,962[7]
	02/26/18	—	—	—	—	13,674[3]	$1,336,087	13,674[6]	$1,336,087[7]
						33,425	$3,265,957	41,110	$4,016,859
Peter W. Schneider	02/11/14	3,913	—	$41.20	2/11/2024	—	—	—	—
	02/23/15	—	—	—	—	—	—	—	—
	02/24/16	10,148	5,074[1]	$41.88	2/24/2026	5,074[1]	$ 495,781	5,025[4]	$ 490,993[7]
	02/16/17	—	—	—	—	4,765[2]	$ 465,588	7,147[5]	$ 698,333[7]
	02/26/18	—	—	—	—	7,458[3]	$ 728,721	7,458[6]	$ 728,721[7]
						17,297	$1,690,090	19,630	$1,918,047
Alison S. Rand	02/11/14	3,348	—	$41.20	2/11/2024	—	—	—	—
	02/23/15	5,732	—	$53.50	2/23/2025	—	—	—	—
	02/24/16	8,380	4,191[1]	$41.88	2/24/2026	3,777[1]	$ 369,051	3,842[4]	$ 375,402[7]
	02/16/17	—	—	—	—	4,144[2]	$ 404,910	6,215[5]	$ 607,268[7]
	02/26/18	—	—	—	—	4,972[3]	$ 485,814	4,972[6]	$ 485,814[7]
						12,893	$1,259,775	15,029	$1,468,484
Gregory C. Pitts	02/23/15	8,598	—	$53.50	2/23/2025	—	—	—	—
	02/24/16	3,868	3,868[1]	$41.88	2/24/2026	3,486[1]	$ 340,617	3,546[4]	$ 346,480[7]
	02/16/17	—	—	—	—	3,729[2]	$ 364,361	5,593[5]	$ 546,492[7]
	02/26/18	—	—	—	—	4,475[3]	$ 437,252	4,475[6]	$ 437,252[7]
						11,690	$1,142,230	13,614	$1,330,224
William A. Kelly	02/23/15	—	—	—	—	—	—	—	—
	02/24/16	—	—	—	—	3,252[1]	$ 317,753	—	—
	02/16/17	—	—	—	—	3,538[2]	$ 345,698	—	—
	02/26/18	—	—	—	—	4,032[3]	$ 393,967	—	—
						10,822	$1,057,418		

(1) Scheduled to vest on March 1, 2019.

(2) RSUs are scheduled to vest in equal installments on March 1, 2019, and March 1, 2020, and automatically vests on the date that a recipient retires from the Company so long as he or she is at least 55 years of age and his or her age plus years of service equals at least 75.

(3) RSUs are scheduled to vest in equal annual installments on March 1, 2019, March 1, 2020 and March 1, 2021, and automatically vests on the date that a recipient retires from the Company so long as he or she is at least 55 years of age and his or her age plus years of service equals at least 75.

(4) Represents PSUs that vest on March 1, 2019, following completion of the three-year performance period of January 1, 2016 through December 31, 2018. The number of shares of our common stock earned will be between 0 and 150% of the number of PSUs awarded.

(5) Represents PSUs that vest on March 1, 2020, following completion of the three-year performance period of January 1, 2017 through December 31, 2019. The number of shares of our common stock earned will be between 0 and 150% of the number of PSUs awarded.

(6) Represents PSUs that vest on March 1, 2021, following completion of the three-year performance period of January 1, 2018 through December 31, 2020. The number of shares of our common stock earned will be between 0 and 150% of the number of PSUs awarded.

(7) Assumes PSUs granted in 2016 are earned at 123.8% and all other outstanding PSUs are earned at target performance.

Fiscal 2018 Option Exercises and Stock Vested Table

This table shows options that were exercised during fiscal 2018 as well as RSUs held by our named executive officers for which restrictions lapsed during fiscal 2018. The dollar values shown in this table reflect the value realized on the vesting date, which differ from the grant date fair value disclosed elsewhere in this Proxy Statement.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#) [2]	Value Realized on Vesting ($) [3]
Glenn J. Williams	23,163	$1,443,861	17,278	$1,684,605
Peter W. Schneider	9,672	$ 508,989	10,680	$1,041,300
Alison S. Rand	—	—	8,474	$ 826,215
Gregory C. Pitts	—	—	7,977	$ 777,758
William A. Kelly	—	—	6,795	$ 662,513

(1) Represents the number of options exercised multiplied by the difference between the market price of the underlying securities at exercise and the option exercise price. Includes shares that were withheld for the payment of the exercise price and/or the payment of taxes due upon the exercise of the stock options.
(2) Includes shares that were withheld for the payment of taxes due upon the vesting of the restricted stock awards.
(3) Represents the number of shares of our common stock acquired on March 1, 2018 multiplied by the closing stock price of our common stock of $97.50 on the next trading day prior to such date.

Pension Plan Table

The following table sets forth information for each of our named executive officers who participates in a plan that provides for payments or other benefits at, following, or in connection with retirement. These benefits are all provided under Citigroup plans, and Citigroup provided the plan descriptions. Primerica does not have a pension plan. The named executive officers who are not listed did not participate in the Citigroup plans in fiscal 2018.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) [1]	Payments During Last Fiscal Year ($)
Glenn J. Williams	The Citigroup Pension Plan	8.00	$77,836	$—
	Travelers Nonqualified Plan	2.00	$ 6,812	$—
Peter W. Schneider	The Citigroup Pension Plan	7.50	$91,418	$—
	Travelers Nonqualified Plan	1.50	$13,513	$—

(1) The material assumptions used in determining the present value of the plan benefits are (a) a discount rate of 4.25% for the Citigroup Pension Plan and 4.25% for the Travelers Nonqualified Plan, and (b) an interest credit rate on cash balance plan benefits of 3.25%.

The Citigroup Pension Plan

The purpose of this broad-based, tax-qualified retirement plan is to provide retirement income on a tax-deferred basis to all U.S. employees of Citigroup, including Primerica's employees through April 7, 2010, the closing date of the IPO. Effective January 1, 2002, this plan adopted a single cash balance benefit formula for most of the covered population, including our named executive officers. This benefit is expressed in the form of a hypothetical account balance. Benefit credits accrued annually at a rate between 1.5% and 6% of eligible compensation; the rate increased with age and service. Interest credits are applied annually to the prior year's balance, and are based on the yield on 30-year Treasury bonds (as published by the Internal Revenue Service). Employees became eligible to participate in The Citigroup Pension Plan after one year of service, and benefits generally vested after three years of service. Effective December 31, 2006, The Citigroup Pension Plan was closed to new members, and effective December 31, 2007, future cash balance plan accruals ceased. All of our named executive officers were eligible for benefit accruals under this plan and continue to earn interest credits, like other participants.

Eligible compensation generally includes base salary and wages, plus shift differential and overtime (including any before-tax contributions to a 401(k) plan or other benefit plans), incentive awards paid in cash during such year, including any amount payable for such year, but deferred under a deferred compensation agreement, commissions paid during such year, any incentive bonus or commission granted during such year in the form of restricted stock or stock options under The Citigroup Capital Accumulation Plan, but excluding compensation payable after termination of employment, sign-on and retention bonuses, severance pay, cash and non-cash fringe benefits, reimbursements, tuition benefits, payment for unused vacation, any amount attributable to the exercise of a stock option, or attributable to the vesting of, or an 83(b) election with respect to, an award of restricted stock, moving expenses,

welfare benefits, and payouts of deferred compensation. Annual eligible compensation was limited by Internal Revenue Service rules to $225,000 for 2007 (the final year of cash balance benefit accrual).

The normal form of benefit under The Citigroup Pension Plan is a joint and survivor annuity for married participants (payable over the life of the participant and spouse) and a single life annuity for unmarried participants (payable for the participant's life only). Although the normal form of the benefit is an annuity, the hypothetical account balance is also payable as a single lump sum, at the election of the participant. The Citigroup Pension Plan's normal retirement age is 65 years old. All optional forms of benefit under this formula available to our named executive officers are actuarially equivalent to the normal form of benefit. Benefits are eligible for commencement under the plan upon termination of employment at any age, so there is no separate eligibility for early retirement.

The Travelers Retirement Benefits Equalization Plan

The Travelers Nonqualified Plan, a nonqualified retirement plan, provides retirement benefits using the applicable Citigroup Pension Plan formula, but based on The Citigroup Pension Plan's definition of compensation in excess of the Code's qualified plan compensation limit ($170,000 for 2001), or benefits in excess of the Code's qualified plan benefit limit ($140,000 for 2001). In 1994, the Travelers Nonqualified Plan was amended to limit qualifying compensation under the plan to $300,000 and was further amended in 2001 to cease benefit accruals after 2001 for most participants (including our named executive officers).

All other terms of the Travelers Nonqualified Plan are the same as under The Citigroup Pension Plan, including definitions of eligible compensation and normal retirement age. The optional forms of benefit available under the Travelers Nonqualified Plan and their equivalent values are the same as those under The Citigroup Pension Plan.

Potential Payments and Other Benefits Upon Termination or Change of Control

As required by the rules of the SEC, this section describes payments that would have been made under employment agreements or, for Mr. Kelly, in accordance with Company policy, as of December 31, 2018.

The employment agreements with our Executive Team members in place as of December 31, 2018 included change-of-control provisions that were designed to provide protection to the executives so they are not distracted by their personal, professional and financial situations at a time when Primerica needs them to remain focused on their responsibilities, which is in Primerica's best interests and those of all its stockholders. These agreements provided for a "double-trigger" payout only in the event of both: (i) a change in control; and (ii) the named executive officer is either terminated from his or her position other than for cause or terminates his or her employment for good reason within a limited period of time before or after the transaction.

Potential payments to our named executive officers in the event of a change of control are reported below. These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time that they become eligible for payment. The amounts shown in the table are the amounts that could be payable under plans and arrangements in place as of December 31, 2018 if the named executive officer's employment had terminated as of that date. The table below does not include amounts to which our named executive officers would already be entitled that are described in the compensation tables appearing earlier in this Proxy Statement, including the value of equity awards that have already vested. The definitions of "cause," "good reason" and "change of control" that were included in the agreements as of December 31, 2018 follow the table.

A = Severance arrangement for termination without cause or for good reason
B = Termination for cause
C = Voluntary termination
D = Termination without cause after a change of control
E = Death or disability

Potential Payments and Benefits

Name		Cash Severance	Bonus Earned as of Event Date [1]	Sec 280G Excise Tax and Related Gross-Up [2]	Total Cash Payments	Vesting of Unvested Long-Term Awards [3]	Health and Welfare Continuation [4]
Glenn J. Williams	A	$4,500,000[5]	$1,588,500	—	$6,088,500	$8,216,014	$36,753
	B	—	—	—	—	—	—
	C	—	$1,588,500	—	$1,588,500	—	—
	D	$4,500,000[5]	$1,588,500	—	$6,088,500	$8,216,014	$36,753
	E	—	$1,588,500	—	$1,588,500	$8,216,014	$36,753
Peter W. Schneider	A	$1,400,000[6]	$ 900,150	—	$2,300,150	$3,891,418	$27,054
	B	—	—	—	—	—	—
	C	—	$ 900,150	—	$ 900,150	—	—
	D	$2,100,000[7]	$ 900,150	—	$3,000,150	$3,891,418	$27,054
	E	—	$ 900,150	—	$ 900,150	$3,891,418	$27,054
Alison S. Rand	A	$1,000,000[6]	$ 529,500	—	$1,529,500	$2,962,243	$24,603
	B	—	—	—	—	—	—
	C	—	$ 529,500	—	$ 529,500	—	—
	D	$1,500,000[7]	$ 529,500	—	$2,029,500	$2,962,243	$24,603
	E	—	$ 529,500	—	$ 529,500	$2,962,243	$24,603
Gregory C. Pitts	A	$1,000,000[6]	$ 529,500	—	$1,529,500	$2,688,404	$35,933
	B	—	—	—	—	—	—
	C	—	$ 529,500	—	$ 529,500	—	—
	D	$1,500,000[7]	$ 529,500	—	$2,029,500	$2,688,404	$35,933
	E	—	$ 529,500	—	$ 529,500	$2,688,404	$35,933
William A. Kelly	A	$ 477,405[8]	—	—	$ 477,405	$1,057,418	—
	B	—	—	—	—	—	—
	C	—	—	—	—	—	—
	D	$ 477,405[8]	—	—	$ 477,405	$1,057,418	—
	E	—	—	—	—	$1,057,418	—

(1) Our named executive officers are entitled to a pro rata share of the current fiscal year incentive awards in the event of termination without cause or after a change of control. Amounts in this table assume a termination date of December 31, 2018 and reflect cash incentive compensation earned for fiscal 2018 performance.

(2) No named executive officer is entitled to an excise tax gross-up payment under Section 4999 of the Code.

(3) Reflects the aggregate value of outstanding RSUs and PSUs. With respect to RSUs, the value is equal to the closing price of our common stock on December 31, 2018, multiplied by the number of outstanding RSUs. With respect to PSUs, the value is equal to the number of PSUs granted, except that PSUs for the 2016-2018 performance period reflect the number of PSUs that will vest on March 1, 2019, in each case multiplied by the closing price of our common stock on December 31, 2018. On December 31, 2018, the closing price of our common stock on the NYSE was $97.71 per share. Upon termination without cause due to death or disability, or upon for good reason, the equity awards automatically vest in accordance with their terms. These values disregard the automatic vesting of awards upon the retirement of an eligible employee. PSUs vest at target in connection with a termination following a change in control or, or due to death or disability, and they are paid based on the actual earned amount at the end of the performance period in the event of termination without cause or for good reason.

(4) Health and welfare benefits are continued for up to 18 months from the separation date based on current elections and plan premiums.

(5) Cash severance is equal to 200% of the sum of current annual base salary and target bonus.

(6) Cash severance is equal to 100% of the sum of current annual base salary and target bonus.

(7) Cash severance is equal to 150% of the sum of current annual base salary and target bonus.

(8) Pursuant to the Primerica Separation Pay Plan.

A named executive officer's rights upon the termination of his or her employment will depend upon the circumstances of the termination. Central to an understanding of the rights of each Executive Team member under the employment agreements is an understanding of the definitions of "cause," "good reason" and "change of control" that are used in those agreements.

Cause means: (i) the executive's willful misconduct or gross negligence that causes material harm to the Company; (ii) the executive's habitual substance abuse; (iii) the executive's willful and continued failure (other than as a result of physical or mental incapacity) to perform the duties of the executive's position or to follow the legal direction of our Board following written notice from our Board specifying such failure; (iv) the executive's being convicted of, or pleading guilty or *nolo contendere* to a felony or a crime involving moral turpitude; (v) the executive's willful theft, embezzlement or act of comparable dishonesty against the Company; or (vi) a material breach by the executive of his or her employment agreement, which breach is not (if curable) cured by the executive within 30 days following his receipt of written notice thereof.

For purposes of the definition of "cause," no act or failure to act by the executive shall be considered willful unless it is done, or omitted to be done, in bad faith and without reasonable belief that the executive's action or omission was in the best interests of the Company.

Good Reason means: in the absence of the executive's written consent, (i) a material diminution by the Company in the executive's annual base salary or a material diminution in the executive's target bonus opportunity as a percentage of the executive's annual base salary; (ii) a material diminution in the executive's authority, duties or responsibilities, provided that a change in the executive's reporting relationship shall not constitute "good reason"; (iii) the Company requiring the executive's principal business location to be at any office or location more than 50 miles from the executive's principal business location as of immediately prior to such relocation (other than to an office or location closer to the executive's home residence); or (iv) any material breach of the executive's employment agreement by the Company.

Change of Control means: (i) any person is or becomes a beneficial owner of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities (other than through acquisitions from the Company); (ii) any plan or

proposal for the dissolution or liquidation of the Company is adopted by the stockholders of the Company; (iii) individuals who constitute our Board (the "Incumbent Board") cease for any reason to constitute at least a majority of our Board; provided, however, that any individual becoming a director whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than our Board; (iv) all or substantially all of the assets of the Company are sold, transferred or distributed; or (v) there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company, in each case, with respect to which the stockholders of the Company immediately prior to such transaction do not, immediately after the transaction, own more than 50% of the combined voting power of the Company or other entity resulting from such transaction in substantially the same respective proportions as such stockholders' ownership of the voting power of the Company immediately before such transaction.

Pay Ratio

In August 2015, pursuant to a mandate of the Dodd-Frank Act, the SEC adopted a rule requiring annual disclosure of the ratio of the median employee's annual total compensation to the total annual compensation of the principal executive officer. Registrants must comply with the pay ratio rule for the first fiscal year beginning on or after January 1, 2017. The stated purpose of the new disclosure is to provide a measure of the equitability of pay within the organization. The Company's principal executive officer is Mr. G. Williams, our Chief Executive Officer.

Management considered whether recalculation of the median employee was necessary or appropriate and determined that there have been no material changes to its workforce composition or compensation arrangements. As a result, as permitted by the rule, the median employee used for the 2018 calculation is unchanged from the median employee used for the 2017 calculation. In determining the median employee, a listing was prepared of all employees as of December 1, 2017. The list of 2,699 employees included 601 employees who are characterized as "hours worked only employees", most of whom teach insurance licensing classes, and excluded 34 of such employees with zero earnings in fiscal 2017. It excluded individuals who are affiliated with the Company solely as independent contractors. For simplicity, the median employee was identified based on earnings reflected on forms W-2 and T4. We annualized wages and salaries for those employees that were not employed for the full year of 2017 and applied a Canadian to U.S. dollar exchange rate to the compensation elements paid in Canadian currency. The median amount was represented by an employee who works as a supervisor in the life operations group at the Company's home office in Duluth, Georgia. The annual total compensation for fiscal year 2018 for our Chief Executive Officer was $5,145,317 and for the median employee was $56,557. The resulting ratio of our CEO's pay to the pay of our median employee for fiscal 2018 is estimated to be 91 to 1. As previously discussed in this Proxy Statement, our Chief Executive Officer waived $500,000 of his 2018 incentive compensation in order to fund a new senior field leader incentive program. Giving effect to this waiver, the resulting ratio of our CEO's pay to the pay of our median employee for fiscal 2018 would have been estimated to be 82 to 1.

The Company believes that the pay ratio set forth above is a reasonable estimate that has been calculated in a manner consistent with the SEC's rules. The SEC allows for multiple approaches and permits companies to rely on a number of assumptions in calculating its pay ratio. Therefore, our method of calculating pay ratio will differ from that used by other companies and investors should not consider pay ratio in isolation or as a substitute for analysis of the Company's executive compensation program. Further, our Compensation Committee does not consider pay ratio in its development of the Company's executive compensation program and does not use it in its determination of our CEO's compensation.

Employment Agreements

Each of our Executive Team members is a party to an employment agreement, the terms of which are described below.

Item	Chief Executive Officer	Other Executive Team Members
Term of Employment Agreements	Three-year term, expired on April 1, 2018 followed by annual auto-renewals; has auto-renewed for a term expiring on April 1, 2020	Three-year term, expired on January 5, 2018 followed by annual auto-renewals; has auto-renewed for terms expiring on January 5, 2020
Annual Base Salary	Subject to annual review and may be increased but not decreased as a result of such review	Subject to annual review and may be increased or decreased as a result of such review
Target Cash Incentive Award	200% of annual base salary for 2015 and unspecified for future years	Specified annually by the Compensation Committee
Severance Benefits for Termination Without Cause or by the Executive for Good Reason	200% of the sum of annual base salary and target bonus	100% of the sum of annual base salary and target bonus
Severance Benefits for Termination Without Cause or by the Executive for Good Reason Following Contract Non-Renewal	200% of the sum of annual base salary and target bonus if terminated within two years of contract non-renewal	100% of the sum of annual base salary and target bonus if terminated within one year of contract non-renewal
Severance Benefits for Termination Without Cause or by the Executive for Good Reason Following a Change of Control	No separate change of control provision	150% of the sum of annual base salary and target bonus
Non-Competition Covenant	Expires 24 months after employment termination	Expires 18 months after employment termination

Positions and Employment Period

Pursuant to his employment agreement, Mr. G. Williams was appointed Chief Executive Officer and he has served on our Board since April 1, 2015. His employment agreement and each employment agreement for the other Executive Team members had an initial three-year term, followed by annual automatic one-year renewals unless terminated by either party within 90 days prior to the completion of the term. His agreement has automatically renewed for a term expiring on April 1, 2020.

Base Salary

The Chief Executive Officer's annual base salary during the period of his employment shall be no less than $750,000, subject to annual review by the Compensation Committee for increase but not decrease pursuant to its normal performance review policies for senior executives. The employment agreements provide that the annual base salary for Mr. Schneider is $550,000 and for each of Ms. Rand and Mr. Pitts is $500,000, subject to increase or decrease as a result of annual review by the Compensation Committee pursuant to its normal performance review policies for senior executives.

Annual Cash Bonus

The Chief Executive Officer will be eligible to receive an annual cash bonus upon achieving certain performance targets that shall be established in good faith by the Compensation Committee, with the threshold and target annual cash bonus amounts being set by the Compensation Committee annually. Each other Executive Team member will be eligible to receive an annual cash bonus upon achieving certain performance targets that shall be established by the Compensation Committee, with such executive's target annual cash bonus opportunity to be determined by the Compensation Committee based upon the recommendations of the Chief Executive Officer.

Long-Term Incentive Awards

Each Executive Team member is eligible to receive, in the good faith discretion of the Compensation Committee, annual equity compensation awards granted pursuant to the Company's long-term incentive compensation arrangements. Any outstanding long-term incentive awards will vest upon the termination of the executive's employment: (i) by the Company without cause or due to the executive's disability or death; or (ii) by the executive for good reason.

Post-Termination Payments

The material terms and conditions of the severance provisions of the employment agreements are set forth below.

For Cause or By the Executive Without Good Reason

If an executive terminates his or her employment without good reason, then the Company shall pay the executive any accrued but unpaid annual base salary, any accrued but unused vacation pay, any accrued but unpaid annual bonus for the fiscal year prior to the year of termination and any amounts or benefits due to the executive as of the date of his or her termination

under the Company's plans or programs (together, "Accrued Compensation"). If an executive is terminated by the Company for cause, then the executive shall be entitled to receive from the Company the Accrued Compensation, except that he or she will not be entitled to his or her annual bonus for the previous fiscal year of the Company.

Death or Disability

If an executive's employment is terminated as a result of his or her death or disability, then the Company shall pay to the executive or his or her estate (if termination results from the executive's death) the Accrued Compensation and a pro-rated annual bonus (based on actual performance) for the fiscal year of the termination (the "Pro-Rated Bonus"). In addition, the Company shall provide to the executive and his or her dependents for a period of 18 months following the date of such termination medical (including vision and dental) benefits equal to those that would have been provided to the executive and to such dependents under a Company-sponsored plan if the executive's employment had not been terminated (so long as the executive pays any applicable premiums and is not employed with another employer and covered by an employer-sponsored plan providing substantially equivalent medical or life insurance benefits). During this 18-month period, the Company will pay to the executive a monthly amount equal to the premium required to be paid by the executive for such benefits (the "Health Benefits").

By Executive For Good Reason or by the Company Without Cause

If the Chief Executive Officer's employment is terminated: (i) by the Chief Executive Officer for good reason; or (ii) by the Company for any reason other than cause, death or disability, then, subject to the Chief Executive Officer's timely execution and delivery of a release of claims against the Company, the Company shall: (a) pay to the Chief Executive Officer the Accrued Compensation and Pro-Rated Bonus; (b) pay to the Chief Executive Officer in a lump sum in cash, no later than the 60th day following his termination, an amount equal to two times the sum of the Chief Executive Officer's annual base salary and target bonus as of the date of his termination; and (c) provide to the Chief Executive Officer the Health Benefits.

If any other Executive Team member's, other than the Chief Executive Officer's, employment is terminated: (i) by such executive for good reason; or (ii) by the Company for any reason other than cause, death or disability, then, subject to the executive's timely execution and delivery of a release of claims against the Company, the Company shall: (a) pay to such executive Accrued Compensation and the Pro-Rated Bonus; (b) pay to such executive in a lump sum in cash, no later than the 60th day following the executive's termination, an amount equal to one times the sum of the executive's annual base salary and target bonus as of the date of the executive's termination, provided that such amount shall be one and one-half times the sum of his or her annual base salary and target bonus as of the date of termination if his or her termination occurs during the six months prior to or during the two-year period following a change of control; and (c) provide to such executive the Health Benefits.

Defined Terms

The terms "cause" and "change of control" are defined in the applicable employment agreement and are summarized above under "— Potential Payments and Other Benefits Upon Termination or Change of Control." The term "good reason" was modified in the revised employment agreements to mean, in the absence of the executive's written consent: (i) a material diminution by the Company in the executive's annual base salary or a material diminution in the executive's target bonus opportunity as a percentage of the executive's annual base salary, unless replaced by one or more other bonus or incentive opportunities with a comparable aggregate bonus and incentive opportunity; (ii) a material diminution in the executive's authority, duties or

responsibilities; (iii) the Company requiring the executive's principal business location to be at any office or location more than 50 miles from the executive's principal business location as of immediately prior to such relocation (other than to an office or location closer to the executive's home residence); or (iv) any material breach of the executive's employment agreement by the Company.

Restrictive Covenants

Each executive is prohibited from disclosing any confidential information or trade secrets of the Company during the period of his or her employment and for an 18-month period (two-years for the Chief Executive Officer) (in each case, the "Restricted Period") following his or her termination, and the Company retains ownership of any work product and inventions developed by the executive during the period of his or her employment (but the Chief Executive Officer retains the right to use speeches, addresses and presentations made during such period). Additionally, during the period of the executive's employment and during the Restricted Period, each executive is prohibited from recruiting, except during the period of his or her employment in connection with satisfying his or her duties to the Company, any person who is or was at any time during the previous six months an employee or representative of the Company or any of its affiliates. Finally, each executive is prohibited from competing with, or soliciting the business of any of the clients of, the Company during the period of his or her employment and the Restricted Period. This restriction on competition extends to any business or entity that engages in, or is working to engage in, the network marketing of life, auto or property insurance products, mutual funds, variable annuities or securities similar to those offered by the Company, to the extent operating in the United States, Canada or any other territory in which the Company operates prior to, or on the date of, termination of the executive's employment. In addition, if the Chief Executive Officer is terminated under circumstances that result in the receipt of severance payments, then during the Restricted Period he is prohibited from providing full-time services to any entity that engages in the network marketing of any products direct to the consumer, provided that he may avoid applicability of this provision by repaying to the Company any and all severance payments that he has received.

AUDIT MATTERS

Audit Committee Report

Committee Composition and Skills

The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. At December 31, 2018, the Audit Committee was composed of three non-employee directors. Our Board of Directors has determined that each member of the Audit Committee is "independent" and financially literate and that at least one member has accounting or other related financial management expertise, in each case as such qualifications are defined under the Listing Standards of the NYSE. Our Board of Directors has also determined that each of Mr. Crittenden and Ms. Day qualifies as an "audit committee financial expert" as defined by the SEC. All of the Audit Committee members attended 100% of the meetings of the Audit Committee held during fiscal 2018. See "Board of Directors – Board Members" for a description of the business background of each continuing Audit Committee member.

Responsibilities of the Audit Committee, Management and the External Auditor

The Audit Committee is responsible for the appointment, compensation and oversight of KPMG LLP ("KPMG"), the Company's independent registered public accounting firm. Further, it is responsible for monitoring and overseeing the Company's financial reporting, internal controls and internal audit functions, as set forth in the written charter adopted by our Board. In connection with its oversight of the Company's internal audit function, the Audit Committee reviewed the internal audit plan, competencies and staffing for fiscal 2018. The Company's Chief Internal Auditor reports directly to the Audit Committee and meets with the Audit Committee in executive session at least quarterly. In addition, the Audit Committee oversees the Company's risk function and it receives quarterly reports from the Company's

Chief Risk Officer on changes to the Company's risk profile and risks on which the management team has been devoting attention. The Audit Committee also ensures that management has established procedures relating to any complaints received by the Company regarding accounting, internal controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Finally, the Audit Committee reviews and discusses the quarterly and annual earnings press releases, consolidated financial statements (including the presentation of non-GAAP financial information) and Form 10-Q and Form 10-K disclosures under the heading "Management's Discussion and Analysis and Financial Condition and Results of Operations" with management, the internal auditors and the independent auditors. The Audit Committee Charter is available in the Governance section of our investor relations website at *http://investors.primerica.com*. During fiscal 2018, the Audit Committee held nine meetings.

Management is responsible for:

- The presentation and integrity of the Company's consolidated financial statements;

- Selecting accounting and financial reporting principles;

- Establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act);

- Establishing and maintaining internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act);

- Evaluating the effectiveness of disclosure controls and procedures;

- Evaluating the effectiveness of internal control over financial reporting; and

- Evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

KPMG was responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles ("GAAP") as well as an audit of internal control over financial reporting. The Audit Committee reviewed KPMG's Report of Independent Registered Public Accounting Firm included in the 2018 Annual Report related to its audits.

Appointment, Compensation and Oversight of KPMG

KPMG has served as the Company's independent registered public accounting firm since before the IPO in 2010. Prior to retaining KPMG for fiscal 2018, the Audit Committee evaluated KPMG's performance with respect to fiscal 2017. In conducting this annual evaluation, the Audit Committee reviewed responses to questionnaires completed by members of the Audit Committee and management that covered areas such as independence (including the extent of non-audit services and fees), technical expertise, industry knowledge and communications with the Audit Committee. The Audit Committee also considered KPMG's tenure and the impact on the Company of changing auditors. In addition, in August 2018, the Audit Committee met with representatives of KPMG's audit practice leadership group to discuss KPMG's control environment and its process for managing audit inspections performed by the Public Company Accounting Oversight Board ("PCAOB"). The dialogue was productive, and the Audit Committee will continue to monitor KPMG's results in these areas.

After determining to retain KPMG for fiscal 2018, the Audit Committee reviewed the proposed engagement letter, which included proposed fees for fiscal 2018. Throughout fiscal 2018, the Audit Committee or the Audit Committee Chairman (pursuant to delegation by the Audit Committee) reviewed engagement letters for additional audit or non-audit projects, and the related fees, that were outside the scope of the previously approved fiscal 2018 engagement letter.

Discussions with KPMG

The Audit Committee has discussed with KPMG the matters required to be discussed by PCAOB Auditing Standard No. 1301. In addition, KPMG has provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and the Audit Committee has discussed with KPMG the firm's independence.

Audited Consolidated Financial Statements

The Audit Committee has reviewed and discussed the consolidated financial statements for fiscal 2018 with management and KPMG, the Company's independent registered public accounting firm for fiscal 2018. Based on these discussions with and reports of management and the independent auditors of the Company and the Audit Committee's review of the representations of management, as well as the discussions referenced above, the Audit Committee recommended to our Board that the audited consolidated financial statements for fiscal 2018 be included in the 2018 Annual Report for filing with the SEC.

AUDIT COMMITTEE:
Gary L. Crittenden, *Chair*
P. George Benson
Cynthia N. Day

Fees and Services of KPMG

Pursuant to an appointment by the Audit Committee, KPMG has served as the Company's independent registered public accounting firm for fiscal 2018 and has audited the accounts of the Company and its subsidiaries for such year.

Fees Paid to KPMG

The following table sets forth the aggregate fees that the Company paid to KPMG in fiscal 2018 and fiscal 2017. All of the fees were approved by the Audit Committee in accordance with its policies and procedures, including pre-approval of non-audit fees. See "— Pre-Approval of Services Performed by Our Independent Registered Public Accounting Firm."

	Fiscal 2018	Fiscal 2017
	(In thousands)	
Audit fees [1]	$2,745	$2,706
Audit-related fees [2]	109	95
Tax fees [3]	15	11
All other fees	—	—
Total fees	$2,869	$2,812

(1) Reflects fees for professional services performed for the annual audit, quarterly reviews of the Company's consolidated and condensed financial statements, statutory audits of the Company's subsidiaries and other regulatory filings or engagements.

(2) In fiscal 2018, fees included an annual Service Organization Control Report ("SOC1") issued on behalf of a subsidiary of the Company, fees for a Canadian benefit plan audit, a Financial Intermediary Controls and Compliance Assessment ("FICCA") Report issued on behalf of a subsidiary of the Company and a review of our Canadian life insurance subsidiary's calculation of regulatory capital for the life insurance capital adequacy test guidelines recently adopted in Canada. In fiscal 2017, fees included the SOC1 issued on behalf of a subsidiary of the Company, fees for a Canadian benefit plan audit, a FICCA Report issued on behalf of a subsidiary of the Company, and fees for the Form S-8 relating to the Incentive Plan.

(3) Reflects fees for tax compliance services.

Non-audit fees (consisting of tax fees and all other fees) represented 0.5% of total fees in fiscal 2018.

Pre-Approval of Services Performed by KPMG

The Company has adopted a policy regarding pre-approval of non-audit services to be performed by our independent registered public accounting firm. Specifically, non-audit fees to be incurred by our independent registered public accounting firm for services permitted by the Sarbanes-Oxley Act to be performed by such firm must be approved in advance by the Audit Committee Chair (for individual projects in amounts up to $100,000) or the Audit Committee.

STOCK OWNERSHIP

Ownership of Our Common Stock

Directors and Executive Officers

The following table furnishes information regarding beneficial ownership of our common stock by each director and nominee, each named executive officer and our directors and executive officers as a group, all as of March 1, 2019. Unless otherwise noted, voting power and investment power in our common stock are exercisable solely by the named person. As of March 1, 2019, there were 42,541,305 shares of our common stock outstanding. The address for each of our directors (other than Mr. Mason) and executive officers is c/o Primerica, Inc., One Primerica Parkway, Duluth, Georgia 30099.

Name of Beneficial Owner	Aggregate Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Additional Information
John A. Addison, Jr.	25,341	*	Includes 3,548 vested RSUs. Excludes 264 RSUs that do not vest within 60 days.
Joel M. Babbit	9,561	*	Includes 5,541 vested RSUs and 3,230 vested deferred stock units issued in connection with the non-employee director deferred compensation plan. Excludes 264 RSUs that do not vest within 60 days.
P. George Benson	16,035	*	Includes 14,216 vested deferred stock units issued in connection with the non-employee director deferred compensation plan. Excludes 264 RSUs that do not vest within 60 days.
C. Saxby Chambliss	3,428	*	Represents vested deferred stock units issued in connection with the non-employee director deferred compensation plan. Excludes 264 deferred stock units that do not vest within 60 days.
Gary L. Crittenden	15,657	*	Includes 1,847 vested RSUs and 12,563 vested deferred stock units issued in connection with the non-employee director deferred compensation plan. Excludes 264 deferred stock units that do not vest within 60 days.
Cynthia N. Day	9,347	*	Represents vested deferred stock units issued in connection with the non-employee director deferred compensation plan. Excludes 264 deferred stock units that do not vest within 60 days.

Name of Beneficial Owner	Aggregate Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Additional Information
Mark Mason	11,639	*	Includes 7,450 vested RSUs and 1,268 vested deferred stock units issued in connection with the non-employee director deferred compensation plan. Excludes 264 RSUs that do not vest within 60 days. The address for Mr. Mason is c/o Citigroup, 399 Park Avenue, New York, New York 10022.
Beatriz R. Perez	7,398	*	Represents 3,371 vested RSUs and 4,027 vested deferred stock units issued in connection with the non-employee director deferred compensation plan. Excludes 264 deferred stock units that do not vest within 60 days.
D. Richard Williams	30,812	*	Includes 3,548 vested RSUs and 2,065 vested deferred stock units issued in connection with the non-employee director deferred compensation plan. Excludes 264 deferred stock units that do not vest within 60 days.
Barbara A. Yastine	12,775	*	Includes 12,248 vested deferred stock units issued in connection with the non-employee director deferred compensation plan. Excludes 264 RSUs that do not vest within 60 days.
Glenn J. Williams	75,620	*	Excludes 26,026 RSUs, 16,715 stock options and 39,990 PSUs that do not vest within 60 days.
Peter W. Schneider	48,851	*	Includes 14,061 vested stock options. Excludes 13,471 RSUs, 5,074 stock options and 19,755 PSUs that do not vest within 60 days.
Gregory C. Pitts	31,496	*	Includes 12,466 vested stock options. Excludes 8,926 RSUs, 3,868 stock options and 13,464 PSUs that do not vest within 60 days.
Alison S. Rand	38,797	*	Includes 17,460 vested stock options. Excludes 9,464 RSUs, 4,191 stock options and 14,526 PSUs that do not vest within 60 days.
William A. Kelly	18,776	*	Excludes 7,734 RSUs that do not vest within 60 days.
All directors and executive officers as a group (15 people)	355,533	*	

* Less than one percent

Principal Stockholders

Set forth in the table below is information about the number of shares held by persons we know to be the beneficial owners of more than 5% of our issued and outstanding common stock.

Name and Address of Beneficial Owner	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares	Additional Information
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355	4,956,924	11.5%	Based on a Schedule 13G filed by The Vanguard Group ("Vanguard") on February 12, 2019. Vanguard has sole voting power with respect to 89,454 shares, shared voting power with respect to 6,287 shares, sole dispositive power with respect to 4,865,663 shares, and shared dispositive power with respect to 91,261 shares.
Blackrock, Inc. 55 East 52nd Street New York, NY 10055	4,466,044	10.4%	Based on a Schedule 13G filed by BlackRock, Inc. ("BlackRock") on January 31, 2019. BlackRock has sole voting power with respect to 4,375,020 shares and sole dispositive power with respect to 4,466,044 shares.
Kayne Anderson Rudnick Investment Management LLC 1800 Avenue of the Stars 2nd Floor Los Angeles, CA 90067	3,975,045	9.3%	Based on a Schedule 13G filed by Kayne Anderson Rudnick Investment Management LLC ("Kayne Anderson") on February 12, 2019. Kayne Anderson has sole voting and dispositive power with respect to 3,009,966.54 shares and shared voting and dispositive power with respect to 965,078 shares.
Baron Capital Group, Inc. 767 Fifth Avenue 49th Floor New York, NY 10153	2,488,790	5.8%	Based on a Schedule 13G filed by BAMCO, Inc. ("BAMCO"), Baron Capital Group, Inc., Baron Capital Management, Inc. and Ronald Baron on February 14, 2019. BAMCO has shared voting power with respect to 2,086,837 shares and shared dispositive power with respect to 2,313,662 shares. Baron Capital Group, Inc. and Ronald Baron each have shared voting power with respect to 2,261,965 shares and shared dispositive power with respect to 2,488,790 shares. Baron Capital Management, Inc. has shared voting power and shared dispositive power with respect to 175,128 shares.

Name and Address of Beneficial Owner	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares	Additional Information
FMR LLC 245 Summer Street Boston, MA 02210	2,448,912	5.7%	Based on a Schedule 13G filed by FMR LLC ("FMR") on February 13, 2018. FMR has sole voting power with respect to 18,409 shares and sole dispositive power with respect to 2,448,912 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of our common stock (the "Reporting Persons") to file initial reports of ownership and reports of changes in ownership with the SEC. Reporting Persons are required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company and written representations from the executive officers and directors, the Company believes that the Reporting Persons complied with all Section 16(a) filing requirements since the beginning of fiscal 2018 except that Ms. Rand inadvertently acquired shares over a period of approximately four years pursuant to dividend reinvestment that had been activated with respect to a third party investment account without her knowledge or permission. As a result, she filed a late Form 4 in early 2019 that reported 19 share acquisitions, each of which should have been reported on a separate Form 4. In addition, Ms. Rand filed a late Form 5 that reported a charitable contribution that should have been reported on an earlier Form 5.

RELATED PARTY TRANSACTIONS

Policies and Procedures Governing Related Party Transactions

Our Board has adopted a written policy with respect to related party transactions. This policy provides procedures for the review, and approval or ratification, of certain transactions involving related parties required to be reported under applicable rules of the SEC. The policy, which is administered by the Audit Committee, applies to any transaction or series of transactions in which we or one of our subsidiaries is a participant, the amount involved exceeds or may be expected to exceed $120,000 in any fiscal year and a related party has a direct or indirect material interest. Certain transactions that we entered into prior to the IPO are excluded from the definition of related party transactions. Under the policy, a related party includes (i) any person who is or was, since the beginning of the last fiscal year, a director, executive officer or nominee for election as a director, (ii) a greater than 5% beneficial owner of any class of our voting securities, (iii) an immediate family member of either of the foregoing persons or (iv) any entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position in which such person has a 5% or greater beneficial ownership interest. Related party transactions are referred to the Audit Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Audit Committee will approve or ratify a related party transaction only if it determines the transaction is in, or is not inconsistent with, the best interests of the Company and our stockholders.

Transactions with Citigroup

As of December 13, 2011, Citigroup no longer had an ownership interest in Primerica. However, Mr. Mason, a member of Citigroup's senior management team, serves on our Board of Directors. His term will expire on May 16, 2019. As of March 1, 2019, Mr. Mason became an executive officer of Citigroup.

In connection with the IPO, we entered into certain agreements and transactions with Citigroup that continue to be effective. Further, Citigroup participates in the syndicate for our revolving credit facility. In fiscal 2018, the aggregate amount we paid to Citigroup represented less than 0.5% of Citigroup's total revenues. The Company does not believe that Mr. Mason has any material interest, whether direct or indirect, in the transactions and agreements we entered into with Citigroup in April 2010 in connection with the IPO or in any other arrangements that we have with Citigroup pursuant to which the Company pays immaterial amounts to Citigroup.

Other Transactions

Mr. Addison, one of our directors, serves on the Board of Directors of LegalShield. The Company has a business relationship with LegalShield pursuant to which Primerica and members of the sales force receive a commission for sales of LegalShield's legal protection plans. The Company does not believe that Mr. Addison has any material interest, whether direct or indirect, in these transactions or our arrangements with LegalShield.

In June 2017, the Company signed a consulting agreement with Mr. Addison pursuant to which he receives $25,000 per quarter to perform various services requested by the Executive Team. At that time, the Board of Directors revoked the authorization, made in April 2015, to pay Mr. Addison $25,000 per quarter for his role as Chairman of Primerica Distribution.

Before Senator Chambliss was elected to the Board, the Company had retained the law firm of DLA Piper, of which Senator Chambliss is a partner, to provide legal advice to the Company on various regulatory and transactional matters. Senator Chambliss does not perform legal work for the Company. The Corporate Governance Committee is informed of any engagement of DLA Piper to perform future legal work and, if necessary, such engagement will also be submitted to the Audit Committee for approval as a related party transaction. The Company does not believe that Senator Chambliss has any material interest, whether direct or indirect, in these transactions or our arrangements with DLA Piper.

Information about Voting and the Annual Meeting

We are furnishing this Proxy Statement in connection with the solicitation by our Board of Directors of proxies for the Annual Meeting for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held on Thursday, May 16, 2019 at 10:00 a.m., local time, at the Primerica Theater located in Primerica's home office, One Primerica Parkway, Duluth, Georgia 30099.

On or about April 5, 2019, we will mail a Notice of Internet Availability of Proxy Materials to holders of our common stock as of March 20, 2019, other than those holders who previously requested electronic or paper delivery of communications from us. The notice will contain instructions on: (i) how to access this Proxy Statement and the 2018 Annual Report to Stockholders (the "Annual Stockholders Report") and (ii) how to vote over the Internet, how to request and return a proxy card by mail and how to vote by telephone.

What is the purpose of this Proxy Statement?

This Proxy Statement provides information regarding matters to be voted on at the Annual Meeting. Additionally, it contains certain information that the SEC requires us to provide annually to our stockholders. This Proxy Statement is also used by our Board of Directors to solicit proxies to be used at the Annual Meeting so that all stockholders of record have an opportunity to vote on the matters to be presented at the Annual Meeting, even if they cannot attend the meeting in person. Our Board has designated a Proxy Committee, which will vote the shares represented by proxies at the Annual Meeting in the manner indicated by the proxies (the "Proxy Committee"). The members of the Proxy Committee are Mr. G. Williams, our Chief Executive Officer, and Mr. Schneider, our President.

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a printed set of proxy materials?

We are permitted by SEC rules to furnish our proxy materials over the Internet to our stockholders by delivering a Notice of Internet Availability of Proxy Materials in the mail. We believe that this "e-proxy" process expedites your receipt of proxy materials, while lowering the costs and reducing the environmental impact of the Annual Meeting. Unless requested, holders of our common stock will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you on how to access and review this Proxy Statement and the Annual Stockholders Report over the Internet at *www.proxyvote.com*. The Notice of Internet Availability of Proxy Materials also instructs you as to how you may vote over the Internet, how to request and return a proxy card by mail, and how to vote by telephone. If you receive a Notice of Internet Availability of Proxy Materials in the mail and would like to receive a printed copy of the proxy materials, then you should follow the instructions for requesting these materials provided in the Notice of Internet Availability of Proxy Materials.

Who is entitled to vote on the matters discussed in this Proxy Statement?

You are entitled to vote if you were a stockholder of record of our common stock as of the close of business on March 20, 2019. Your shares can be voted at the Annual Meeting only if you are present in person or represented by a valid proxy.

What constitutes a quorum for the Annual Meeting?

The holders of a majority of the outstanding shares of our common stock as of the close of business on the record date must be present, either in person or represented by valid proxy, to constitute a quorum necessary to conduct the Annual Meeting. On the record date, 42,454,292 shares of our common stock were issued and outstanding. Shares represented by valid proxies received but marked as abstentions, and shares represented by valid proxies received but reflecting broker non-votes, will be counted as present at the Annual Meeting for purposes of establishing a quorum.

How many votes am I entitled to for each share of common stock I hold?

Each share of our common stock represented at the Annual Meeting is entitled to one vote for each director nominee with respect to the proposal to elect directors and one vote for each of the other proposals to be voted on.

What proposals will require my vote?

You are being asked to vote on the following proposals:

- The election of the ten director nominees named in this Proxy Statement (Proposal 1);

- The consideration of an advisory vote on the compensation of our named executive officers as described in this Proxy Statement (Proposal 2); and

- The ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal 2019 (Proposal 3).

What vote is required to approve each proposal or elect directors, and how will my vote be counted?

Proposal 1: Election of Directors

Each director will be elected by a majority of the votes cast, meaning that each director nominee must receive a greater number of shares voted "FOR" such director than the shares voted "against" such director. If an incumbent director does not receive a greater number of shares voted "FOR" such director than shares voted "AGAINST" such director, then such director

must tender his or her resignation to the Board. In that situation, the Board would decide whether to accept or reject the resignation, or whether to take other action and would publicly disclose its decision and rationale behind it. Any shares that are not voted (whether by abstention or otherwise) will have no impact on the outcome of the vote with respect to this proposal. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement.

Proposal 2: Advisory Vote on Executive Compensation (Say-on-Pay)

This proposal requires approval by the holders of at least a majority of the shares present in person or represented by valid proxy and entitled to vote at the Annual Meeting. Any shares that are not voted (whether by abstention or otherwise) will have no impact on the outcome of the vote with respect to this proposal. This is an advisory vote and is therefore not binding.

Proposal 3: Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm

This proposal requires approval by the holders of at least a majority of the shares present in person or represented by valid proxy and entitled to vote at the Annual Meeting. Any shares that are not voted (whether by abstention or otherwise) will have no impact on the outcome of the vote with respect to this proposal.

How does our Board of Directors recommend that I vote?

Our Board recommends that you vote:

- "FOR" the election of the ten director nominees named in this Proxy Statement (Proposal 1);

- "FOR" approval, on an advisory basis, of the compensation of our named executive officers as described in this Proxy Statement (Proposal 2); and

- "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal 2019 (Proposal 3).

What is the difference between a registered stockholder and a beneficial holder of shares?

- If your shares of common stock are registered directly in your name with our transfer agent, Computershare, Inc., then you are considered a "registered stockholder" with respect to those shares. Registered stockholders and holders of shares held in the Primerica, Inc. Stock Purchase Plan (the "Stock Purchase Plan") will receive a Notice of Internet Availability of Proxy Materials containing instructions on how to access this Proxy Statement and the Annual Stockholders Report and how to vote over the Internet, how to request and return a proxy card by mail, and how to vote by telephone.

- If your shares are held in "street name" through a broker, bank or other nominee, then you are considered the "beneficial holder" of the shares held for you. Beneficial holders of shares should refer to the instructions provided by their broker, bank or other nominee regarding how to vote their shares or to revoke previous voting instructions. The availability of Internet and telephone voting depends on the voting processes of the broker, bank or other nominee. As the beneficial holder, you have the right to direct your broker, bank or other nominee how to vote your shares. Beneficial holders may vote in person only if they have a legal proxy to vote their shares.

How do I vote?

If you are a registered stockholder, then you have four voting options. You may vote:

- Over the Internet at the web address noted in the Notice of Internet Availability of Proxy Materials, proxy materials e-mail or proxy card that you received;

- By telephone through the number noted on your proxy card (if you received a proxy card);

- By signing and dating your proxy card (if you received a proxy card) and mailing it in the prepaid and addressed envelope enclosed therewith; or

- By attending the Annual Meeting and voting in person.

We encourage you to vote your shares as soon as possible by proxy even if you plan to attend the Annual Meeting.

If you are a beneficial holder, then please refer to the instructions provided by your broker, bank or other nominee regarding how to vote.

I am a beneficial holder. How are my shares voted if I do not return voting instructions?

Your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Under the rules of the NYSE, brokerage firms have the authority to vote shares on certain routine matters for which their customers do not provide voting instructions by the tenth day before the Annual Meeting. The ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal 2019 is considered a routine matter.

None of the other proposals to be considered at the Annual Meeting is considered a routine matter. If a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial holder of the shares with respect to that proposal, then the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote." In tabulating the voting result for any particular proposal, shares that are subject to broker non-votes with respect to that proposal will not be considered votes either for or against the proposal. **It is very important that you provide voting instructions to your brokerage firm if you want your shares to be voted at the Annual Meeting on a non-routine matter.**

Can I change my mind after I vote?

If you vote by proxy, then you can revoke that proxy at any time before it is voted at the Annual Meeting. You can do this in one of the following three ways:

- Vote again using the Internet or by telephone prior to the Annual Meeting; or

- Sign another proxy card with a later date and return it to us prior to the Annual Meeting; or

- Attend the Annual Meeting in person and vote in person.

How will a proposal or other matter that was not included in this Proxy Statement be handled for voting purposes if it is raised at the Annual Meeting?

If any matter that is not described in this Proxy Statement should properly come before the Annual Meeting, then the Proxy Committee will vote the shares represented by valid proxies in accordance with its best judgment. Notwithstanding the foregoing, shares represented by valid proxies that are marked to deny discretionary authority to the Proxy Committee on other matters considered at the Annual Meeting will not be voted on those other matters and will not be counted in determining the number of votes cast with respect to those other matters. At the time this Proxy Statement was printed, management was unaware of any other matters that might be presented for stockholder action at the Annual Meeting.

Who will tabulate and certify the vote?

Representatives of Broadridge Financial Solutions, Inc. ("Broadridge") will tabulate the vote, and a representative of Carl T. Hagberg and Associates will act as the independent inspector of elections for the Annual Meeting and will certify the final vote.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials, proxy materials e-mail or proxy card?

This means that you have multiple accounts holding shares of our common stock with brokers and/or our transfer agent. You will need to vote separately with respect to each Notice of Internet Availability of Proxy Materials, proxy materials e-mail or proxy card that you receive. Please vote all of the shares you are entitled to vote.

Does the Company participate in householding?

A single set of proxy materials, along with individual proxy cards, or individual Notices of Internet Availability of Proxy Materials, will be delivered in one envelope to multiple stockholders of record having the same last name and address, unless contrary instructions have been received from an affected stockholder. This is referred to as "householding." We believe this procedure provides greater convenience to our stockholders and saves money by reducing our printing and mailing costs and fees. If you would like to enroll in this service or receive individual copies of all documents, then please contact Broadridge by calling toll-free at 1-800-542-1061, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you participate in householding and would like to revoke your consent or otherwise would like to receive separate copies of our proxy materials, then please contact Broadridge as described above and we will promptly deliver them to you upon your written or oral request.

A number of brokerage firms have instituted householding. If you hold your shares in street name, then please contact your bank, broker or other nominee to request information about householding.

How do I vote the shares that I purchased through the Stock Purchase Plan?

If you are a registered stockholder and you own shares of our common stock through the Stock Purchase Plan, and the accounts are registered in the same name, then you will receive one Notice of Internet Availability of Proxy Materials representing your combined shares. If your registered account and your Stock Purchase Plan are registered in different names, then you will receive separate Notices of Internet Availability of Proxy Materials. If you hold shares through the Stock Purchase Plan, then your vote must be received by 11:59 p.m. Eastern daylight savings time on May 15, 2019, unless you vote in person at the Annual Meeting.

What happens if I abstain from voting?

Abstentions with respect to a proposal are counted for purposes of establishing a quorum. If a quorum is present, then abstentions will have no impact on the outcome of the vote with respect to Proposal 1 (election of directors), Proposal 2 (Say-on-Pay), and Proposal 3 (ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal 2019).

What do I need to do if I want to attend the Annual Meeting?

You do not need to make a reservation to attend the Annual Meeting. However, attendance at the Annual Meeting is limited to Primerica stockholders, members of their immediate families or their named representatives. The Company reserves the right to limit the number of named representatives who may attend the Annual Meeting. In order to gain admittance to the meeting, you may be required to show evidence that you were a holder of our common stock on the record date.

How can I listen to the live webcast of the Annual Meeting?

You may listen to a live webcast of the Annual Meeting at http://*investors.primerica.com*. The webcast will allow you to listen to the Annual Meeting, but stockholders accessing the Annual Meeting through the webcast will not be considered present at the Annual Meeting and will not be able to vote their shares through the webcast or ask questions. If you plan to listen to the live webcast, then please submit your vote prior to the Annual Meeting using one of the methods described under "How do I vote?" above. An archived copy of the webcast will be available at http://*investors.primerica.com* until at least June 15, 2019. Registration to listen to the webcast will be required. We have included our website address for reference only. The information contained on our website is not incorporated by reference into this Proxy Statement.

How are proxies solicited and what is the cost?

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged AST Phoenix Advisors, Inc. to assist with the solicitation of proxies for an annual fee of $7,000 plus expenses. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of our common stock. Our directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

IN ORDER THAT YOUR SHARES OF OUR COMMON STOCK MAY BE REPRESENTED AT THE ANNUAL MEETING IN CASE YOU ARE NOT PERSONALLY PRESENT, YOU ARE REQUESTED TO FOLLOW THE VOTING INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, PROXY MATERIALS E-MAIL OR PROXY CARD.

Important Notice Regarding the Availability of Proxy Materials for the 2019 Annual Meeting of Stockholders to be Held on May 16, 2019.

The Proxy Statement and the 2018 Annual Report to Stockholders are available free of charge at *www.proxyvote.com* and at http://*investors.primerica.com*

OTHER STOCKHOLDER INFORMATION

Other Information

Consolidated financial statements for Primerica, Inc. are included in the 2018 Annual Report, a copy of which may be obtained at the public reference room maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549, and the NYSE. The 2018 Annual Report is also available on our investor relations website at *http://investors.primerica.com.* A copy of the 2018 Annual Report (excluding exhibits) will be furnished, without charge, by writing to the Corporate Secretary, Primerica, Inc., One Primerica Parkway, Duluth, Georgia 30099.

Proposals Pursuant to Rule 14a-8

The Company encourages stockholders to contact the Company's Corporate Secretary prior to submitting a stockholder proposal or any time they have concerns about the Company. At the direction of our Board, the Company's Corporate Secretary acts as the corporate governance liaison to our stockholders. Proposals that stockholders would like to include in the Company's proxy materials for presentation at the 2020 Annual Meeting must be received by the Corporate Secretary by 5:00 p.m. local time on December 7, 2019, and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy material for the 2020 Annual Meeting. Such proposals should be submitted to the Corporate Secretary, Primerica, Inc., One Primerica Parkway, Duluth, Georgia 30099, or by fax: to 470-564-7202.

Proxy Access Director Nominees

A stockholder or group of no more than 20 stockholders that has owned at least 3% of our common stock for at least three years may nominate directors to our Board and have those nominees included in our proxy materials to be voted on at our annual meeting. The maximum number of stockholder nominees that will be included in our proxy materials with respect to any such annual meeting is the greater of (i) two or (ii) 20% of directors to be elected. For proxy access nominees to be considered at the 2020

Annual Meeting, the nomination notice must be received by the Corporate Secretary no earlier 5:00 p.m. local time on November 7, 2019 and no later than 5:00 p.m. local time on December 7, 2019. Among other things, the notice must include the information and documents described in the Company's by-laws.

Other Proposals and Director Nominees

Our Board and management do not currently intend to bring before the Annual Meeting any matters other than those disclosed in the Notice of Annual Meeting of Stockholders, nor are they aware of any business which other persons intend to present at the Annual Meeting. Should any other matter or business requiring a vote of stockholders arise, the Proxy Committee intends to exercise the authority conferred by the proxy and vote the shares represented thereby in respect of any such other matter or business in accordance with its best judgment in the interest of the Company.

If a stockholder would like to bring a matter before the meeting that is not the subject of a proposal that meets the SEC proxy rule requirements for inclusion in the proxy statement, the stockholder must follow procedures in the Company's by-laws in order to personally present the proposal at the meeting.

One of the procedural requirements in the Company's by-laws is timely notice in writing of the business the stockholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2020 Annual Meeting must be received by the Company's Corporate Secretary no earlier than by 5:00 p.m. local time on January 17, 2020, and no later than 5:00 p.m. local time on February 16, 2020. Among other things, the notice must describe the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the stockholder in the business. Pursuant to Rule 14a-4 under the Exchange Act, if a stockholder notifies the Company after

February 21, 2020 of an intent to present a proposal at the 2020 Annual Meeting (and for any reason the proposal is voted upon at the 2020 Annual Meeting), then the Proxy Committee will have the right to exercise discretionary voting authority with respect to the proposal without including information regarding the proposal in its proxy materials.

A stockholder also may directly nominate someone for election as a director at a stockholders' meeting. Under the Company's by-laws, a stockholder may nominate a candidate at the 2020 Annual Meeting by providing advance notice to the Company to the Corporate Secretary that is received no earlier than 5:00 p.m. local time on January 17, 2020, and no later than 5:00 p.m. local time on February 17, 2020. Such notice shall contain all of the information specified in the Company's by-laws. In the event that the date of the 2020 Annual Meeting is more than 30 days before or more than 60 days after the anniversary date of the Annual Meeting, the notice must be delivered to the Company's Corporate Secretary not earlier than the 120th day prior to the 2020 Annual Meeting and not later than the later of the 90th day prior to the 2020 Annual Meeting

or, if the first public announcement of the date of the 2020 Annual Meeting is less than 100 days prior to the date of the 2020 Annual Meeting, the 10th day following the day on which public announcement of the date of the 2020 Annual Meeting is first made by the Company.

A copy of the procedures and requirements related to the above matters is available upon request from the Corporate Secretary or can be found on our investor relations website at *http://investors.primerica.com*. The notices required above must be sent to the Corporate Secretary, Primerica, Inc., One Primerica Parkway, Duluth, Georgia 30099, or by fax: to 470-564-6600.

By Order of Our Board,



Stacey K. Geer
Corporate Secretary

Duluth, Georgia
April 5, 2019

EXHIBIT A

Reconciliation of GAAP and Non-GAAP Financial Measures

We report the Company's financial results in accordance with GAAP. In addition, we present certain non-GAAP financial measures that exclude the impact of certain items because they are considered unusual and not indicative of our ongoing operations. Our definitions of these non-GAAP financial measures may differ from the definitions of similar measures used by other companies. Management uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance.

Furthermore, management believes that these non-GAAP financial measures may provide users with additional meaningful comparisons between current results and results of prior periods as they are expected to be reflective of our core ongoing business. These measures have limitations, and investors should not consider them in isolation or as a substitute for analysis of the Company's results as reported under GAAP.

Reconciliations of GAAP to non-GAAP financial measures are set forth below.

	Fiscal 2018	Fiscal 2017
	(In millions)	
Total revenues	$1,899.8	$1,689.1
Adjusted operating revenues reconciling items:		
Less: Realized investment gains (losses), including other-than-temporary impairments ("OTTI")	(2.1)	1.3
Less: 10% deposit asset mark-to-market ("MTM") included in net investment income ("NII")	(1.7)	0.0
Adjusted operating revenues	$1,903.6	$1,687.8

	Fiscal 2018	Fiscal 2017
	(In millions)	
Net income	$ 324.1	$ 350.3
Net adjusted operating income reconciling items:		
Less: Realized investment gains (losses), including OTTI	(2.1)	1.3
Less: 10% deposit asset MTM included in NII	(1.7)	0.0
Less: Tax impact of adjusted operating income before tax reconciling items	0.8	(0.4)
Less: Transition impact of Tax Reform	2.7	95.5
Net operating income	$ 324.3	$ 253.9

	Fiscal 2018	Fiscal 2017
Diluted earnings per share	$ 7.33	$ 7.61
Adjusted diluted operating earnings per share reconciling items:		
Less: Net after-tax impact of operating adjustments	0.0	2.09
Diluted adjusted operating earnings per share	$ 7.33	$ 5.52

	Fiscal 2018	Fiscal 2017
	(Dollars in millions)	
Average stockholders' equity	$1,427.7	$1,279.1
Average adjusted stockholders' equity reconciling items:		
Less: Unrealized net investment gains recorded in stockholders' equity, net of tax	6.7	46.4
Average adjusted stockholders' equity	$1,421.0	$1,232.7
Adjusted net operating income return on adjusted stockholders' equity	22.8%	20.6%

Location for the 2019 Annual Meeting of Stockholders

PRIMERICA, INC.

Thursday, May 16, 2019 at 10:00 a.m., local time

Primerica Theater
One Primerica Parkway
Duluth, Georgia 30099

From downtown Atlanta:

- Take I-85 North to GA-120 — Exit 105 towards Duluth
- Continue 2.5 miles on access road towards Duluth and take GA 120W exit
- Continue to third stoplight on GA-120W (0.5 miles) and make a right turn onto Primerica Parkway
- Continue to second roundabout and go left, then make a right turn into the Primerica complex

Please note that attendance at the Annual Meeting will be limited to stockholders of Primerica, Inc. as of the record date, members of their immediate family or their named representatives.



PRIMERICA®